Exhibit 25.1

FORM T-1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)    ☐

BNY WESTERN TRUST COMPANY

(Exact name of trustee as specified in its charter)

California	95-3571558
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

700 South Flower Street Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

GUITAR CENTER, INC.

(Exact name of obligor as specified in its charter)

Delaware	95-4600862
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5795 Lindero Canyon Road P.O. Box 5111 Thousand Oaks, CA	91359-5111
(Address of principal executive offices)	(Zip code)

4.00% Senior Convertible Notes due July 15, 2013

(Title of the indenture securities)

1.                                      General information.

(a)                                  Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Deposit Insurance Corporation	25 Ecker Street San Francisco, California 94105

State Banking Department	111 Pine Street, Suite 1100 San Francisco, California 94111

(b)                                  Whether it is authorized to exercise corporate trust powers.

Yes.

2.                                      Affiliations with Obligor.

None.

16.                               List of Exhibits.

1.1                                 Articles of Incorporation of Security Trust Company, as filed in the office of the Secretary of State of the State of California on November 13, 1980 and filed in the office of the Superintendent of Banks, State of California on November 17, 1980; incorporated herein by reference as Exhibit 1.1 filed with Form T-1 Statement, Registration No. 33-56465.

1.2                                 Certificate of Amendment of Articles of Incorporation (changing the name of the Trustee from Security Trust Company to Bradford Trust Company of California), as filed in the office of the Secretary of State of the State of California on January 7, 1985; incorporated herein by reference as Exhibit 1.2 filed with Form T-1 Statement, Registration No. 33-56465.

1.3                                 Certificate of Amendment of Articles of Incorporation (changing the name of the Trustee from Bradford Trust Company of California to FIDATA Trust Company California) as filed in the office of the Secretary of State of the State of California on April 11, 1985; incorporated herein by reference as Exhibit 1.3 filed with Form T-1 Statement, Registration No. 33-56465.

1.4                                 Certificate of Amendment of Articles of Incorporation (changing the name of the Trustee from FIDATA Trust Company California to Wall Street Trust Company California), as filed in the office of the Secretary of State of the State of California on February 5, 1986; incorporated herein by reference as Exhibit 1.4 filed with Form T-1 Statement, Registration No. 33-56465.

1.5                                 Certificate of Amendment of Articles of Incorporation (changing the name of the Trustee from Wall Street Trust Company California to The Bank of New York Trust Company of California), as filed in the office of the Secretary of State of the State of California on April 15, 1988; incorporated herein by reference as Exhibit 1.5 filed with Form T-1 Statement, Registration No. 33-56465.

1.6                                 Certificate of Amendment of Articles of Incorporation (changing the name of the Trustee from The Bank of New York Trust Company of California to BNY Western Trust Company), as filed in the office of the Secretary of State of the State of California on August 31, 1995; incorporated herein by reference as Exhibit 1.5 filed with Form T-1 Statement, Registration No. 33-56465.

3.                                       Copy of Certificate of the State Banking Department, State of California, dated January 24, 1994, authorizing the Trustee to transact a commercial banking business and to engage in the trust business at 700 South Flower Street, Los Angeles, California; incorporated herein by reference as Exhibit 3 filed with Form T-1 Statement, Registration No. 33-56465.

4.                                       Copy of By-Laws of the Trustee; incorporated herein by reference as Exhibit 4 filed with Form T-1 Statement, Registration No. 33-56465.

6.                                       Consent of the Trustee required by Section 321(b) of the Act; incorporated herein by reference as Exhibit 6 filed with Form T-1 Statement, Registration No. 33-56465.

7.                                       Copy of latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

2

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, BNY Western Trust Company, a corporation organized and existing under the laws of the State of California, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in Los Angeles, California, on the 11th day of June, 2003.

BNY Western Trust Company

By:	/s/ SANDEE’ PARKS
	Name:	SANDEE’ PARKS
	Title:	VICE PRESIDENT

3

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Exhibit 7

THE BANK OF NEW YORK COMPANY, INC.

Quarterly Report on Form 10-Q
For the quarterly period ended March 31, 2003

The Quarterly Report on Form 10-Q and cross reference index is on page 43.

THE BANK OF NEW YORK COMPANY, INC.

FINANCIAL REVIEW

TABLE OF CONTENTS

Consolidated Financial Highlights

Management’s Discussion and Analysis of Financial Condition and Results of Operations

—Overview
—Summary of Results
—Consolidated Income Statement Review
—Business Segments Review
—Consolidated Balance Sheet Review
—World Trade Center Disaster Update
—Critical Accounting Policies
—Liquidity
—Capital Resources
—Statistical Information
—Forward Looking Statements

Consolidated Financial Statements

—Consolidated Balance Sheets March 31, 2003 and December 31, 2002
—Consolidated Statements of Income For the Three Months Ended March 31, 2003 and 2002
—Consolidated Statement of Changes In Shareholders’ Equity For the Three Months Ended March 31, 2003
—Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2003 and 2002
—Notes to Consolidated Financial Statements

Form 10-Q

—Cover
—Controls and Procedures
—Legal Proceedings
—Exhibits and Reports on Form 8-K
—Signature
—Certifications

THE BANK OF NEW YORK COMPANY, INC.

Financial Highlights

(Dollars in millions, except per share amounts)

(Unaudited)

	1st Quarter 2003	4th Quarter 2002	1st Quarter 2002
Net Income	$295	$100	$362
Per Common Share:
Basic	0.41	0.14	0.50
Diluted	0.41	0.14	0.50
Cash Dividends Paid	0.19	0.19	0.19

Return on Average Common Shareholders’ Equity	17.80%	5.99%	23.76%
Return on Average Assets	1.49	0.49	1.84

Assets	$79,548	$77,564	$76,779
Loans	31,735	31,339	35,433
Securities	19,599	18,300	13,670
Deposits—Domestic	33,280	33,094	29,217
—Foreign	23,664	22,293	24,458
Long-Term Debt	5,685	5,440	5,271
Common Shareholders’ Equity	6,874	6,684	6,354

Common Shareholders’ Equity Per Share	9.41	9.21	8.73
Market Value Per Share of Common Stock	20.50	23.96	42.02

Allowance for Credit Losses as a Percent of Loans	2.62%	2.65%	1.74%
Tier 1 Capital Ratio	7.92	7.58	8.43
Total Capital Ratio	12.72	11.96	12.56
Leverage Ratio	6.68	6.48	7.19
Tangible Common Equity Ratio	5.51	5.48	5.51

Employees	19,491	19,435	19,153

Efficiency ratio	60.0%	56.3%	53.3%

Assets Under Custody (In trillions)
Total Assets Under Custody	$6.8	$6.8	$6.9
Equity Securities	25%	26%	30%
Fixed Income Securities	75%	74%	70%
Cross-Border Assets	1.9	$1.9	$1.9

Assets Under Management (In billions)
Total Assets Under Management	$76	$76	$71
Equity Securities	29%	29%	39%
Fixed Income Securities	24%	25%	16%
Alternative Investments	9%	8%	8%
Liquid Assets	38%	38%	37%

Assets Under Administration (In billions)	$27	$28	$33

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

INTRODUCTION

The Bank of New York Company, Inc.’s (the “Company”) actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading “Forward Looking Statements”. When used in this report, the words “estimate,” “forecast,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” “goal,” “should,” “may,” “strategy,” and words of similar meaning are intended to identify forward looking statements in addition to statements specifically identified as forward looking statements.

OVERVIEW

The Bank of New York Company, Inc., is a financial holding company and together with its consolidated subsidiaries (the “Company”) (NYSE: BK), is a global leader in securities servicing for issuers, investors and financial intermediaries. The Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide. The Company provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organizations, and individuals. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has a distinguished history of serving clients around the world through its five primary businesses: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Market Services, and Retail Banking. Additional information on the Company is available at www.bankofny.com.

The Company has focused its strategy on high-growth, fee-based businesses that have transformed the Company from a traditional commercial bank into a premier global securities servicing provider. The Company’s breadth of products and services allow it to build client relationships with investors, issuers and financial intermediaries through many different avenues in major markets and regions throughout the world. The Company’s well-diversified franchise has become an integral part of the infrastructure of the global capital markets.

SUMMARY OF RESULTS

The Company reported first quarter diluted earnings per share of 41 cents, compared with 14 cents earned in the fourth quarter of 2002 and 50 cents in the first quarter of 2002. Net income was $295 million for the first quarter, compared with $100 million in the fourth quarter of 2002 and $362 million in the first quarter of 2002. Net income for the fourth quarter of 2002 included a higher loan loss provision, primarily for airline leasing exposures, that reduced fourth quarter net income by $230 million or 32 cents per share.

The first quarter was adversely impacted by global economic weakness and geopolitical developments that resulted in declines in equity prices and trading volumes, as well as in capital markets activity. In addition, expenses were higher given revised pension assumptions and the expensing of stock options.

Despite the difficult environment, the Company’s securities servicing businesses were stable in the first quarter of 2003 versus the fourth quarter of 2002 except for execution and clearing services, which were most directly impacted by lower trading volumes. Overall, strong results in the Company’s fixed income-linked businesses largely offset continued weakness in the equity-linked businesses, in particular execution services and depositary receipts. New business wins, market share gains, and expanded product offerings also helped to offset the weak environment. The Company’s other major fee categories increased on a sequential quarter basis, including private client services and asset management, which was up 3%, foreign exchange and other trading, which increased 27%, and global payment services, which was up 3%. Overall, noninterest income was up $11 million, or 1.4%, over the fourth quarter of 2002.

The Company’s securities servicing revenues increased in the first quarter of 2003 versus the first quarter of 2002 by 5%, primarily as a result of acquisitions. The Company’s other major fee categories increased versus the first quarter of 2002, including private client services and asset management fees, which was up 8%, and service charges and fees, which was up 18%. The increase in service charges and fees reflects new business wins and higher fees from capital markets and structured products.

Despite the challenging operating environment, the Company remains focused on executing its strategy and meeting its long-term financial goals. The Company continues to improve its credit risk profile and enhance its strategic positioning by prudently investing in its businesses.

RECENT DEVELOPMENTS

On May 1, 2003, the Company acquired Credit Suisse First Boston’s Pershing unit. Headquartered in Jersey City, New Jersey, Pershing is a leading global provider of correspondent clearing services and outsourcing solutions for broker-dealers, asset managers and other financial intermediaries. Pershing has approximately 4,000 employees worldwide at 13 locations in the U.S., Europe and Asia. The Company paid a purchase price of $2 billion in cash, which may be adjusted upwards by $50 million if certain revenue targets are met in 2003.

Also on May 1, 2003, in connection with the acquisition of Pershing, the Company settled its forward sale of 40 million common shares in exchange for approximately $1 billion.

See also updates in “Capital Resources” and Footnote 3, “Acquisitions and Dispositions.”

CONSOLIDATED INCOME STATEMENT REVIEW

SECURITIES SERVICING FEES

The diversification of the Company’s business model provided stability through a difficult market environment. On a sequential quarter basis, total securities servicing fees decreased slightly to $474 million in the first quarter from $484 million in the fourth quarter. Total securities servicing fees were up $21 million, or 5%, from a year ago, primarily due to acquisitions in 2002.

Fees from global issuer services were flat in comparison with the fourth quarter of 2002 and the first quarter of 2002. In both cases, continued strong performance in corporate trust, which benefited from new debt issuance, largely offset decreased fees in depositary receipts resulting from the slowdown in cross-border investing and new capital raisings.

Fees from investor services were stable, with a slight increase on both a sequential quarter basis and on last year’s first quarter. Strong performers on a sequential quarter basis included global custody and wholesale distribution services (formerly global liquidity services). Global custody benefited from the phase-in of new client wins, increased transaction volumes, and a weaker dollar. Wholesale distribution services benefited from the current uncertain market environment, which drove demand for the Company’s cash sweep products. These areas largely offset the loss of a domestic outsourcing client. Year-over-year growth is primarily attributable to wholesale distribution services and an acquisition. As of March 31, 2003, assets under custody were $6.8 trillion, unchanged from December 31, 2002 and down from $6.9 trillion at March 31, 2002.

Broker-dealer services was the strongest performer for the quarter in terms of both sequential quarter and year-over-year fee growth. Government securities clearance and global collateral management benefited in comparison with both periods from increased fixed income trading volumes, new clients, and expanded product offerings. Strong performers on a sequential quarter basis included mutual fund services, government securities clearance and global collateral management. Mutual fund services benefited from the strong fixed income environment and a weaker dollar. Broker-dealer services also benefited from an acquisition that closed in the first quarter.

Execution and clearing services decreased on a sequential quarter basis, reflecting the decline in market trading volumes in the first quarter. Fees in execution and clearing services increased over last year, primarily due to several acquisitions in 2002. Total combined first quarter NYSE and NASDAQ trading volume was down 11% from the fourth quarter of 2002 and down 8% from the first quarter of 2002.

NONINTEREST INCOME

Total noninterest income for the first quarter of 2003 was $844 million, an increase of 1.4% on a sequential quarter basis and 3.4% from a year ago. Total noninterest income increased to 69% of total revenues.

	1st Quarter 2003	4th Quarter 2002	1st Quarter 2002
	(In millions)

Servicing Fees
Securities	$474	$484	$453
Global Payment Services	77	75	73

	551	559	526
Private Client Services and Asset Management Fees	90	88	83
Service Charges and Fees	98	93	83
Foreign Exchange and Other Trading Activities	65	51	63
Securities Gains	7	13	31
Other	33	29	31
Total Noninterest Income	$844	$833	$817

Global payment services fees increased by 3% from the prior quarter and 5% from the first quarter of 2002. The increased revenues over both periods reflect higher funds transfer volumes, better product penetration, and increased multi-currency activity. This offset continued weakness in global trade services.

Private client services and asset management fees for the first quarter were up 3% from the prior quarter and 8% from the first quarter of 2002. The sequential quarter increase reflects the continued strong demand for retail investment products such as annuities and mutual funds. The increase from the first quarter of 2002 was due to two acquisitions in 2002 and strong performance from Ivy Asset Management. Total assets under management were $76 billion at March 31, 2003, unchanged from December 31, 2002 and up from $71 billion a year ago.

Service charges and fees were up 5% from the prior quarter and 18% from one year ago. These increases reflect new business wins and higher fees from capital markets and structured products.

Foreign exchange and other trading revenues were up 27% compared with the prior quarter and up 5% from one year ago. Foreign exchange activity recovered modestly in the quarter as a result of increased volatility, but client flows from equity fund managers still remained weak by historical standards. Other trading revenues benefited from increased client-related interest rate hedging activity as clients continued to refinance in the low interest rate environment, as well as from overall strength in fixed income trading.

Securities gains were generated from the Company’s fixed income securities portfolio. As anticipated, first quarter gains were $7 million, down $6 million from the prior quarter and $24 million from a year ago. The decline from the first quarter of 2002 reflects the Company’s reduction in its equity investing activities.

NET INTEREST INCOME

	1st Quarter 2003	4th Quarter 2002	1st Quarter 2002
	(Dollars in millions)

Net Interest Income	$386	$413	$412
Tax Equivalent Adjustment	9	10	13

Net Interest Income on a Tax Equivalent Basis	$395	$423	$425

Net Interest Rate Spread	2.18%	2.25%	2.30%
Net Yield on Interest Earning Assets	2.44	2.54	2.63

Net interest income on a taxable equivalent basis was $395 million in the first quarter of 2003, compared with $423 million in the fourth quarter of 2002 and $425 million in the first quarter of 2002. The net interest rate spread was 2.18% in the first quarter of 2003, compared with 2.25% in the fourth quarter of 2002 and 2.30% in the first quarter of 2002. The net yield on interest earning assets was 2.44% in the first quarter of 2003, compared with 2.54% in the fourth quarter of 2002 and 2.63% in the first quarter of 2002.

The decrease in net interest income from the fourth quarter of 2002 is primarily due to the full impact of the November 2002 Federal Reserve interest rate reduction which continued to result in spread compression on retail and institutional deposits, lower yields on the Company’s floating rate commercial loan portfolio, and lower reinvestment yields in the fixed income securities portfolio. In addition, there were two less days in the first quarter. The decline in net interest income from the first quarter of 2002 reflects the impact of Federal Reserve interest rate reductions in 2002 and late in 2001, higher nonperforming loans, and lower reinvestment yields on fixed income securities.

Interest income would have been increased by $5 million and $4 million for the first quarters of 2003 and 2002 if loans on nonaccrual status at March 31, 2003 and 2002 had been performing for the entire period.

NONINTEREST EXPENSE AND INCOME TAXES

	1st Quarter 2003	4th Quarter 2002	1st Quarter 2002
	(In millions)

Salaries and Employee Benefits	$423	$379	$388
Net Occupancy	58	56	49
Furniture and Equipment	36	37	34
Clearing	29	33	26
Sub-custodian Expenses	16	22	15
Software	35	31	27
Amortization of Goodwill and Intangibles	3	3	2
Other	139	139	107
Total Noninterest Expense	$739	$700	$648

Noninterest expense for the first quarter of 2003 was $739 million, compared with $700 million in the fourth quarter of 2002 and $648 million in the first quarter of 2002. Salaries and employee benefits increased by $44 million and $35 million, respectively, over the fourth quarter of 2002 and the first quarter of 2002 primarily due to a reduction in the credit on the Company’s overfunded pension plan, the inception of stock option expensing in the first quarter of 2003, incentive compensation adjustments in the fourth quarter, higher medical costs and acquisitions. Excluding these items, salary and benefits were up $3 million, or 1%, from the fourth quarter, as strict control over employee headcount resulted in a staff decrease in excess of 125 persons for the first quarter of 2003, excluding acquisitions. The increase in noninterest expense compared with the first quarter of 2002 reflects investments in technology, business continuity, and acquisitions.

The efficiency ratio for the first quarter was 60.0%, compared to 56.3% in the previous quarter and 53.3% in 2002.

The effective tax rate for the first quarter of 2003 was 34.6%, compared with 35.9% in the fourth quarter of 2002 and 33.7% in the first quarter 2002. The effective tax rate was higher in the fourth quarter of 2002 due to the credit charges taken in the fourth quarter of 2002. The increase in the rate versus the first quarter of 2002 is attributable to lower tax credits and a decline in tax exempt income.

CREDIT LOSS PROVISION AND NET CHARGE-OFFS

	1st Quarter 2003	4th Quarter 2002	1st Quarter 2002
	(In millions)

Provision	$40	$390	$35

Net Charge-offs:
Commercial	$(21)	$(210)	$(30)
Foreign	—	(18)	1
Other	(14)	(7)	—
Consumer	(5)	(5)	(6)
Total	$(40)	$(240)	$(35)

Other Real Estate Expenses	$—	$—	$—

The allowance for credit losses was $830 million, or 2.62% of loans at March 31, 2003, compared with $831 million, or 2.65% of loans at December 31, 2002 and $616 million, or 1.74% of loans at March 31, 2002. The ratio of the allowance to nonperforming assets was 190.4% at March 31, 2003, compared with 188.7% at December 31, 2002 and 223.8% at March 31, 2002.

Business Segments Review

Segment Data

The Company has an internal information system that produces performance data for its four business segments along product and service lines.

Business Segments Accounting Principles

The Company’s segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the segments will track their economic performance. Segment results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made.

The measure of revenues and profit or loss by operating segment has been adjusted to present segment data on a taxable equivalent basis. The provision for credit losses allocated to each reportable segment is based on management’s judgment as to average credit losses that will be incurred in the operations of the segment over a credit cycle of a period of years. Management’s judgment includes the following factors among others: historical charge-off experience and the volume, composition, and size of the loan portfolio. This method is different from that required under generally accepted accounting principles as it anticipates future losses which are not yet probable and therefore not recognizable under generally accepted accounting principles. Assets and liabilities are match funded. Support and other indirect expenses are allocated to segments based on general internal guidelines.

Description of Business Segments

The Company reports data for the following four business segments:

Servicing and Fiduciary businesses comprise the Company’s core services, including securities servicing, global payment services, and private client services and asset management. These businesses all share certain favorable attributes: they are well diversified and fee-based; the Company serves the role of an intermediary rather than principal, thereby limiting risk and generating stable earnings streams; and the businesses are scalable, which result in higher margins as revenues grow. Long-term trends that favor these businesses include the growth of financial assets worldwide, the globalization of investment activity, heightened demand for financial servicing outsourcing, and continuing structural changes in financial markets.

Securities servicing provides financial institutions, corporations and financial intermediaries with a broad array of products and customized services for every step of the investment lifecycle. The Company facilitates the movement, settlement, recordkeeping and accounting of financial assets around the world by delivering timely and accurate information to issuers, investors and broker-dealers. The Company groups its securities servicing businesses into four categories, each comprised of separate, but related businesses. These are: issuer services, which include corporate trust, depositary receipts and stock transfer; investor services, which include global custody, securities lending and separate account services; broker- dealer services, which include mutual funds, government securities clearance, hedge fund servicing, exchange traded funds and UITs; and execution and clearing services, which include all of the activities in BNY Securities Group. This segment also includes customer-related foreign exchange trading.

Global payment services facilitates the flow of funds between the Company’s customers and their clients through such business lines as funds transfer, cash management and trade services. Private client services and asset management includes traditional banking and trust services to affluent clients and investment management services for institutional and high net worth clients.

The Company is a market leader in many of these businesses and has aggressively expanded to both enhance and expand its product and service offerings and to add new clients. The Company has completed 48 acquisitions since 1998 in these core services, has made significant investments in technology to maintain its industry-leading position, and has continued the development of new products and services that meet its clients’ needs.

Corporate Banking provides lending and credit-related services to large public and private financial institutions and corporations nationwide, as well as to public and private mid-size businesses in the New York metropolitan area. Special industry groups focus on industry segments such as banks, broker-dealers, insurance, media and telecommunications, energy, real estate, retailing, and government banking institutions. Through BNY Capital Markets, Inc., the Company provides syndicated loans, bond underwriting, private placements of corporate debt and equity securities, and merger, acquisition, and advisory services.

The Corporate Banking segment coordinates all banking and credit-related services to customers through its global relationship managers. The two main client bases served are financial institution clients and corporate clients. The Company’s strategy is to focus on those clients and industries that are major users of securities servicing and global payment services and by leveraging existing relationships to create new business opportunities.

The Company believes that credit is an important product for many of its customers to execute their business strategies. Since provision of the credit product by the Company offers lower returns on capital and potentially higher volatility of earnings, the Company has continued to reduce its credit exposures in recent years by culling its loan portfolio of non-strategic exposures, focusing on total relationship return measures and limiting the size of its individual credit exposures and industry concentrations.

Retail Banking includes retail deposit services, branch banking, consumer and residential mortgage lending. The Company operates 341 branches in 22 counties in the Tri-State region. The retail network is a stable source of low cost funding and provides a platform to cross-sell core services from the Servicing and Fiduciary businesses to both individuals and companies in the New York metropolitan area.

Financial Markets includes trading of foreign exchange and interest rate risk management products, investing and leasing activities, and treasury services to other business segments. The segment offers a comprehensive array of multi-currency hedging and yield enhancement strategies, and complements other business segments. The Financial Markets segment centralizes interest rate risk management for the Company.

There were no major customers from whom revenues were individually material to the Company’s performance.

Business Review

Servicing and Fiduciary Businesses

	For the Quarter Ended
	3/31/03	12/31/02	3/31/02
	(In Millions)

Net Interest Income	$109	$116	$121
Provision for Credit Losses	—	—	—
Noninterest Income	687	693	658
Noninterest Expense	523	499	459
Income Before Taxes	273	310	320

Average Assets	$7,317	$7,817	$8,970
Average Deposits	31,589	31,139	30,214
Nonperforming Assets	16	16	—

	(In billions)

Assets Under Custody	6,783	6,775	6,857
Assets Under Management	76	76	71

S&P 500 Index	848	880	1,147
NASDAQ Index	1,341	1,336	1,845
NYSE Volume (In billions)	86.6	93.3	82.9
NASDAQ Volume (In billions)	88.8	103.5	107.7

The Servicing and Fiduciary Services businesses are affected by market conditions which remained difficult throughout the first quarter of 2003.

The S&P 500 Index was down 26% in the first quarter of 2003 from the first quarter of 2002, with average daily price levels off 24% from 2002. Performance for the NASDAQ Index in the first quarter of 2003 was even weaker, declining 27% from the first quarter of 2002 with average daily prices down by 28%.

Daily average trading volumes for the New York Stock Exchange decreased by 7% in the first quarter of 2003 and average NASDAQ volumes declined by 14%, resulting in a total combined first quarter NYSE and NASDAQ trading volume down 11% from the fourth quarter.

Global merger and acquisition activity was particularly weak, with completed transactions down 50% from the fourth quarter 2002. Equity issuance proceeds were off by 28% from the fourth quarter 2002.

The diversification of the Company’s business model provided stability through this difficult market environment. Overall, strong results in the Company’s fixed income-linked businesses largely offset continued weakness in the equity-linked businesses, in particular execution services and depositary receipts. In the first quarter of 2003, noninterest income was $687 million compared with $693 million in the fourth quarter of 2002, and $658 million in the first quarter of 2002. Total securities servicing fees were up $21 million, or 5%, from a year ago, primarily due to acquisitions in 2002. Total securities servicing fees decreased slightly to $474 million in the first quarter of 2003 compared to $484 million in the fourth quarter of 2002 and $453 million in the first quarter of 2002.

Fees from global issuer services were flat in comparison with the first quarter of 2002 and on a sequential quarter basis. Continued strong performance in corporate trust, which benefited from new debt issuance, largely offset decreased fees in depositary receipts resulting from the slowdown in cross-border investing and new capital raisings.

Fees from investor services were relatively stable, with a slight increase on a sequential basis and over last year’s first quarter. Strong performers on a sequential quarter basis included global custody and wholesale distribution services (formerly global liquidity services). Global custody benefited from the phase-in of new client wins, increased transaction volumes, and a weaker dollar. Wholesale distribution services benefited from the current uncertain market environment, which drove demand for the Company’s cash sweep products. These areas largely offset the loss of a domestic outsourcing client. Year-over-year growth is primarily attributable to wholesale distribution services and an acquisition.

Broker-dealer services was the strongest performer for the quarter in terms of sequential quarter and year-over-year fee growth. Strong performers on a sequential quarter basis included mutual fund services, government securities clearance and global collateral management. Mutual fund services benefited from the strong fixed income environment and a weaker dollar. Government securities clearance and global collateral management benefited in comparison with both periods from increased fixed income trading volumes, new clients, and expanded product offerings. Broker-dealer services also benefited from an acquisition that closed in the first quarter.

Execution and clearing services decreased on a sequential quarter basis, reflecting the decline in market trading volumes in the first quarter. Execution and clearing services increased over last year, which is primarily due to several acquisitions in 2002.

As of March 31, 2003, the Company had assets under custody of $6.8 trillion, including $1.9 trillion of cross-border custody assets. Despite the decline in equity asset price levels during the quarter, assets under custody were unchanged from December 31, 2002, reflective of the diversity of clients and assets serviced. Equity securities composed 25% of the assets under custody at March 31, 2003, while fixed income securities were 75%.

Global payment services fees increased by 3% from the prior quarter, and increased by 5% from the first quarter of 2002. The increased revenues over both periods reflect higher funds transfer volumes, better product penetration, and increased multi-currency activity. This offset continued weakness in global trade services.

Private client services and asset management fees for the first quarter were up 3% from the prior quarter and 8% from the first quarter of 2002. The sequential quarter increase reflects the continued strong demand for retail investment products such as annuities and mutual funds. The increase from the first quarter of 2002 was due to two acquisitions in 2002 and strong performance from Ivy Asset Management.

Assets under management (“AUM”) were $76 billion at March 31, 2003 compared with $71 billion at March 31, 2002, while assets under administration were $27 billion compared with $32.5 billion at March 31, 2002. The increase in assets under management reflects acquisitions and growth in the Company’s alternative investments business, partially offset by a decline in asset values. The decline in assets under administration primarily reflects declines in market values. Institutional clients represent 65% of AUM while individual clients equal 35%. AUM at March 31, 2003, are 29% invested in equities, 24% in fixed income, 9% in alternative investments and the remainder in liquid assets.

Net interest income in the Servicing and Fiduciary businesses segment was $109 million for the first quarter of 2003 compared with $116 million in the fourth quarter of 2002 and $121 million in the first quarter of 2002. The decrease in net interest income is primarily due to the decline in interest rates. Average assets for the quarter ended March 31, 2003 were $7.3 billion compared with $7.8 billion in the fourth quarter of 2002 and $9.0 billion in the first quarter of 2002. The first quarter of 2003 average deposits were $31.6 billion compared with $31.1 billion in the fourth quarter of 2002 and $30.2 billion in the first quarter of 2002.

Net charge-offs in the Servicing and Fiduciary Businesses segment were zero in the first quarter of 2003 and the fourth and first quarters of 2002. Nonperforming assets were $16 million at March 31, 2003 and December 31, 2002, compared with zero at March 31, 2002.

Noninterest expense for the first quarter of 2003 was $523 million, compared with $499 million in the fourth quarter of 2002 and $459 million in the first quarter of 2002. The rise in noninterest expense from 2002 was primarily due to acquisitions, the Company’s continued investment in technology, a reduced pension credit and higher insurance expense.

Corporate Banking

	For the Quarter Ended
	3/31/03	12/31/02	3/31/02
	(In Millions)

Net Interest Income	$89	$97	$105
Provision for Credit Losses	30	34	35
Noninterest Income	75	67	69
Noninterest Expense	50	46	46
Income Before Taxes	84	84	93

Average Assets	$20,540	$21,601	$23,875
Average Deposits	7,158	7,469	6,901
Nonperforming Assets	409	414	268
Net Charge-offs	35	109	29

The Corporate Banking segment’s net interest income was $89 million in the first quarter of 2003, down from $97 million in the fourth quarter of 2002 and $105 million in the first quarter of 2002. The decreases reflect the continued reduction of average loans outstanding as well as a decline in the value of low cost short-term deposits given the lower interest rate environment. Average assets for the quarter were $20.5 billion compared with $21.6 billion in the fourth quarter of 2002 and $23.9 billion in the first quarter of last year. Average deposits in the corporate bank were $7.2 billion versus $7.5 billion in the fourth quarter of 2002 and $6.9 billion in 2002.

The first quarter 2003 provision for credit losses was $30 million compared with $34 million in the fourth quarter of 2002 and $35 million last year. Net charge-offs in the Corporate Banking segment were $35 million in the first quarter of 2003, $109 million in the fourth quarter of 2002, and $29 million in the first quarter of 2002. The charge-offs in 2003 primarily relate to loans to corporate borrowers. Nonperforming assets were $409 million at March 31, 2003, essentially flat compared with $414 million in the fourth quarter of 2002 and up from $268 million in the first quarter of 2002. The increase in nonperforming assets from the first quarter of 2002 primarily reflects exposures to the operating subsidiaries of a large cable operator.

Noninterest income was $75 million in the current quarter, compared with $67 million in the fourth quarter of 2002 and $69 million in the first quarter a year ago reflecting higher volumes of standby letters of credit and increased capital markets activity. Noninterest expense in the first quarter increased to $50 million from $46 million in both the fourth quarter and first quarter of 2002 reflecting higher compensation expense, partially due to a reduced pension credit.

Retail Banking

	For the Quarter Ended
	3/31/03	12/31/02	3/31/02
	(In Millions)

Net Interest Income	$111	$113	$113
Provision for Credit Losses	4	4	3
Noninterest Income	29	30	30
Noninterest Expense	86	81	81
Income Before Taxes	50	58	59

Average Assets	$5,382	$5,262	$4,810
Average Noninterest-Bearing Deposits	4,430	4,480	4,154
Average Deposits	13,722	13,598	13,247
Nonperforming Assets	10	10	7
Net Charge-offs	5	5	6

Number of Branches	341	341	343
Total Deposit Accounts (In thousands)	1,192	1,207	1,236

Net interest income in the first quarter of 2003 was $111 million, compared with $113 million in the fourth quarter of 2002 and $113 million in the first quarter of 2002, reflecting spread compression on deposits. Noninterest income was $29 million for the quarter compared with $30 million last year and on a sequential quarter basis. The decrease reflects lower service charges on deposit accounts as a result of promotional programs. Noninterest expense in the first quarter of 2003 was $86 million compared with $81 million in each of the previous year’s periods. These increases reflect higher branch automation expense, a reduced pension credit, and higher insurance expense.

Net charge-offs were $5 million in the first quarter of 2003, $5 million in the fourth quarter of 2002 and $6 million in the first quarter of 2002. Nonperforming assets were $10 million in the first quarter of 2003 compared with $10 million at December 31, 2002 and $7 million at March 31, 2002 reflecting modest deterioration in the Company’s small business loan portfolio.

Average deposits generated by the Retail Banking segment were $13.7 billion in the first quarter of 2003, compared with $13.6 billion in the fourth quarter of 2002 and $13.2 billion in the first quarter of 2002. Noninterest bearing deposits were $4.4 billion this quarter, compared with $4.5 billion in the fourth quarter of 2002 and $4.2 billion in the first quarter of 2002. The increase in deposits reflects current consumer preferences for the safety of bank deposits versus the volatility of the equity markets. Average assets in the retail banking sector were $5.4 billion, compared with $5.3 billion in the fourth quarter of 2002 and $4.8 billion in the first quarter of 2002. The increases reflect strong demand for home equity loans, as well as increased small business lending.

Financial Markets

	For the Quarter Ended
	3/31/03	12/31/02	3/31/02
	(In Millions)

Net Interest Income	$79	$93	$85
Provision for Credit Losses	5	5	5
Noninterest Income	50	40	53
Noninterest Expense	24	22	22
Income Before Taxes	100	106	111

Average Assets	$44,632	$43,281	$39,758
Average Deposits	4,917	4,806	2,018
Average Investment Securities	17,977	17,259	12,789
Net Charge-offs	—	127	—

Net interest income for the first quarter was $79 million compared with 2002’s $93 million on a sequential quarter basis and $85 million a year ago reflecting lower reinvestment yields offset by an increase in assets, primarily highly-rated mortgage-backed securities. Average first quarter 2003 assets in the Financial Markets segment were $44.6 billion, up from $43.3 billion on a sequential quarter basis and $39.8 billion last year. The increase in assets reflects the Company’s continuing strategy to reduce investment in higher risk corporate loans and increase holdings of highly-rated, more liquid investment securities.

Noninterest income was $50 million in the first quarter of 2003, compared with $40 million in the fourth quarter of 2002 and $53 million in the first quarter of 2002. The positive variance versus the fourth quarter of 2002 reflects higher trading related revenues, as client-related hedging activity increased given the low interest rate environment. The decrease versus a year ago was caused by a decline in securities gains. Net charge-offs were zero in the first quarters of 2003 and 2002 and $127 million in the fourth quarter of 2002. Fourth quarter 2002 charge-offs were related to aircraft leasing. Noninterest expense was essentially flat at $24 million in the first quarter of 2003, compared with $22 million in last year’s fourth quarter and first quarter.

The consolidating schedule below shows the contribution of the Company’s segments to its overall profitability.

	For the Quarter Ended March 31, 2003
	Servicing and Fiduciary Businesses	Corporate Banking	Retail Banking	Financial Markets	Reconciling Items	Consolidated Total
	(In Millions)

Net Interest Income	$109	$89	$111	$79	$(2)	$386
Provision for Credit Losses	—	30	4	5	1	40
Noninterest Income	687	75	29	50	3	844
Noninterest Expense	523	50	86	24	56	739
Income Before Taxes	$273	$84	$50	$100	$(56)	$451
Contribution Percentage	54%	16%	10%	20%
Average Assets	$7,317	$20,540	$5,382	$44,632	$2,605	$80,476

	For the Quarter Ended December 31, 2002
	Servicing and Fiduciary Businesses	Corporate Banking	Retail Banking	Financial Markets	Reconciling Items	Consolidated Total
	(In Millions)

Net Interest Income	$116	$97	$113	$93	$(6)	$413
Provision for Credit Losses	—	34	4	5	347	390
Noninterest Income	693	67	30	40	3	833
Noninterest Expense	499	46	81	22	52	700
Income Before Taxes	$310	$84	$58	$106	$(402)	$156

Contribution Percentage	56%	15%	10%	19%
Average Assets	$7,817	$21,601	$5,262	$43,281	$2,554	$80,515

	For the Quarter Ended March 31, 2002
	Servicing and Fiduciary Businesses	Corporate Banking	Retail Banking	Financial Markets	Reconciling Items	Consolidated Total
	(In Millions)

Net Interest Income	$121	$105	$113	$85	$(12)	$412
Provision for Credit Losses	—	35	3	5	(8)	35
Noninterest Income	658	69	30	53	7	817
Noninterest Expense	459	46	81	22	40	648
Income Before Taxes	$320	$93	$59	$111	$(37)	$546

Contribution Percentage	55%	16%	10%	19%
Average Assets	$8,970	$23,875	$4,810	$39,758	$2,194	$79,607

Reconciling Items

Description—Reconciling items for net interest income primarily relate to the recording of interest income on a taxable equivalent basis, reallocation of capital and the funding of goodwill and intangibles. Reconciling items for noninterest income primarily relate to the sale of certain securities and certain other gains. Reconciling items for noninterest expense primarily reflects corporate overhead as well as amortization of intangibles and severance. The adjustment to the provision for credit losses reflects the difference between the aggregate of the credit provision over a credit cycle for the reportable segments and the Company’s recorded provision. The reconciling items for average assets consist of goodwill and other intangible assets.

	First Quarter 2003	Fourth Quarter 2002	First Quarter 2002
	(In millions)

Segment’s revenue	$1,229	$1,249	$1,234
Adjustments:
Earnings associated with assignment of capital	(18)	(22)	(26)
Securities gains	—	—	4
Other gains	4	5	4
Taxable equivalent basis and other tax-related items	16	15	15
Other	(1)	(1)	(2)
Subtotal-revenue adjustments	1	(3)	(5)
Consolidated revenue	$1,230	$1,246	$1,229

Segment’s income before tax	$507	$558	$583
Adjustments:
Revenue adjustments (above)	1	(3)	(5)
Provision for credit losses different than GAAP	(1)	(347)	8
Severance costs	(2)	(4)	(3)
Goodwill and intangible amortization	(3)	(3)	(2)
Corporate overhead	(51)	(45)	(35)
Consolidated income before tax	$451	$156	$546

Segments’ total average assets	$77,871	$77,961	$77,413
Adjustments:
Goodwill and intangibles	2,605	2,554	2,194
Consolidated average assets	$80,476	$80,515	$79,607

Allocation to Segments—Earnings associated with the assignment of capital relate to preferred trust securities which are assigned as capital to segments. Since the Company considers these issues to be capital, it does not allocate the interest expense associated with these securities to individual segments. If this interest expense were allocated to segments, it could be assigned based on segment capital, assets, risks, or some other basis.

The reconciling item for securities gains relates to the Financial Markets business. The taxable equivalent adjustment is not allocated to segments because all segments contribute to the Company’s taxable income and the Company believes it is arbitrary to assign the tax savings to any particular segment. Most of the assets that are attributable to the tax equivalent adjustment are recorded in the Financial Markets segment.

The reconciling item for the provision for loan losses primarily relates to Corporate Banking and in 2003 to aircraft leases in Financial Markets. Goodwill and intangible amortization primarily relates to the Securities Servicing and Fiduciary segment. Corporate overhead is difficult to specifically identify with any particular segment. Approaches to allocating corporate overhead to segments could be based on revenues, expenses, number of employees, or a variety of other measures.

CONSOLIDATED BALANCE SHEET REVIEW

The Company’s assets were $79.5 billion at March 31, 2003, compared with $77.6 billion at December 31, 2002, and $76.8 billion at March 31, 2002. The increase in assets at March 31, 2003 compared to December 31, 2002 reflects the investment of higher levels of customer deposits. Investment securities as a percent of the Company’s quarter-end assets increased to 25% at March 31, 2003, compared with 18% at March 31, 2002. Loans as a percentage of assets declined to 39% at March 31, 2003, versus 45% at March 31, 2002. These changes reflect the Company’s continuing strategy to reduce its asset investment in higher risk corporate loans and to increase its investment in highly-rated investment securities, thereby improving both its credit and liquidity profile.

Return on average common equity for the first quarter of 2003 was 17.80%, compared with 5.99% in the fourth quarter of 2002, and 23.76% in the first quarter of 2002. Return on average assets for the first quarter of 2003 was 1.49%, compared with 0.49% in the fourth quarter of 2002, and 1.84% in the first quarter of 2002. The Company’s performance ratios for the fourth quarter of 2002 were impacted by the higher fourth quarter provision for credit losses.

INVESTMENT SECURITIES

Total investment securities were $19.6 billion at March 31, 2003, compared with $18.3 billion at December 31, 2002, and $13.7 billion at March 31, 2002. The increases were primarily due to growth in the Company’s portfolio of highly rated mortgage-backed securities. Since December 31, 2002, the Company has added approximately $1.5 billion of mortgage-backed securities to its investment portfolio. Average investment securities were $18.0 billion in the first quarter of 2003, compared with $17.3 billion in the fourth quarter of 2002 and $12.8 billion in the first quarter of last year.

Net unrealized gains for securities available-for-sale were $325 million at March 31, 2003, compared with $338 million at December 31, 2002.

LOANS

Total loans were $31.7 billion at March 31, 2003, compared with $31.3 billion at December 31, 2002, and $35.4 billion last year. Average loans were $32.0 billion in the first quarter of 2003, compared with $33.3 billion in the fourth quarter of 2002 and $35.5 billion at March 31, 2002. The decrease on a sequential quarter basis reflects the Company’s continued reduction of corporate loan exposures, as it reallocates capital towards its fee-based businesses.

The Company has made steady progress in reducing its exposure to higher risk credits and will continue its intensive efforts to do so in the telecom segment as well as throughout the loan portfolio. The Company continued to make progress in its risk reduction efforts during the quarter. Total exposures to corporate clients were reduced by $2.0 billion, with telecom exposures reduced by $108 million. The following tables provide additional details on the Company’s loan exposures and outstandings at March 31, 2003 in comparison to December 31, 2002.

Overall Loan Portfolio

	Loans 3/31/03	Unfunded Commitments 3/31/03	Total Exposure 3/31/03	Loans 12/31/02	Unfunded Commitments 12/31/02	Total Exposure 12/31/02
	(dollars in billions)

Financial Institutions	$8.5	$21.4	$29.9	$7.0	$23.0	$30.0
Corporate	7.1	23.6	30.7	8.2	24.5	32.7
	15.6	45.0	60.6	15.2	47.5	62.7

Consumer & Middle Market	8.0	4.1	12.1	8.0	4.1	12.1
Leasing Financings	5.6	0.1	5.7	5.6	0.1	5.7
Commercial Real Estate	2.5	0.8	3.3	2.5	0.8	3.3
Total	$31.7	$50.0	$81.7	$31.3	$52.5	$83.8

(1)                                  Includes assets held for sale.

(2)                                  Unfunded commitments include letters of credit.

(3)                                  Excludes acceptances due from customers.

Financial Institutions

The financial institutions portfolio exposure was virtually unchanged at $29.9 billion at March 31, 2003 compared to $30.0 billion at December 31, 2002. These exposures are of high quality, with 89% meeting the investment grade criteria of the Company’s rating system. The exposures are generally short- term, with 75% expiring within one year and are frequently secured. For example, mortgage banking, securities industry, and investment managers often borrow against marketable securities held in custody at the Company. The diversity of the portfolio is shown in the accompanying table.

	03/31/03					12/31/02
Lending Division	Loans	Unfunded Commitments	Total Exposures	% Inv Grade	% due <1 Yr	Loans	Unfunded Commitments	Total Exposures
	(Dollars in billions)

Banks	$2.9	$3.9	$6.8	74%	81%	$2.9	$4.5	$7.4
Securities Industry	3.2	4.0	7.2	95	97	1.7	3.9	5.6
Insurance	0.4	5.2	5.6	95	63	0.4	5.5	5.9
Government	0.2	4.8	5.0	98	50	0.2	5.5	5.7
Asset Managers	1.3	2.4	3.7	85	74	1.2	2.8	4.0
Mortgage Banks	0.3	0.6	0.9	91	78	0.4	0.5	0.9
Endowments	0.2	0.5	0.7	99	80	0.2	0.3	0.5
Total	$8.5	$21.4	$29.9	89%	75%	$7.0	$23.0	$30.0

Corporate

The corporate portfolio exposure declined to $30.7 billion at March 31, 2003 from $32.7 billion at year-end 2002. Approximately 71% of the portfolio is investment grade. On average, 35% of the portfolio matures each year. In 2002, the Company announced it expects to reduce its corporate exposure by $9 billion to $25 billion by the end of 2004. At March 31, 2003, this portfolio had been reduced by $3.3 billion of the $9 billion target.

	03/31/03					12/31/02
Lending Division	Loans	Unfunded Commitments	Total Exposures	% Inv Grade	% due <1 Yr	Loans	Unfunded Commitments	Total Exposures
	(Dollars in billions)

Media	$1.7	$2.2	$3.9	57%	9%	$1.9	$2.4	$4.3
Cable	0.9	0.7	1.6	36	5	1.0	0.6	1.6
Telecom	0.6	0.8	1.4	43	33	0.7	0.8	1.5
Subtotal	3.2	3.7	6.9	49%	13%	3.6	3.8	7.4

Utilities	0.4	2.9	3.3	87	73	0.7	3.0	3.7
Retailing	0.1	2.4	2.5	73	41	0.2	2.6	2.8
Automotive	0.2	2.5	2.7	78	39	0.2	2.6	2.8
Oil & Gas	0.4	1.7	2.1	75	39	0.4	1.7	2.1
Healthcare	0.3	1.4	1.7	83	32	0.4	1.5	1.9
Other*	2.5	9.0	11.5	76	34	2.7	9.3	12.0
Total	$7.1	$23.6	$30.7	71%	35%	$8.2	$24.5	$32.7

*                                         Diversified portfolio of industries and geographies

Media, cable, and telecommunications has been a significant industry specialization of the Company historically. The Company has specifically targeted the telecom portfolio for continued reduction in exposure with a goal of reducing the telecom portfolio below $750 million by December 31, 2004. In the first quarter, the Company reduced telecom exposure by $108 million.

The Company’s exposure to the airline industry consists of a $631 million aircraft leasing portfolio as well as $55 million of direct lending. The aircraft leasing portfolio consists of $285 million to major U.S. carriers, $251 million to foreign airlines and $95 million to U.S. regionals. The Company’s exposure to foreign airlines includes a $13 million real estate lease exposure to a Canadian airline which declared bankruptcy in April of 2003.

Given the bankruptcies of two major domestic airlines in 2002 and the current operating environment, the Company has been carefully monitoring its airline exposure. Industry fundamentals are not strong, and the industry has limited access to the capital markets. The airline industry’s excess capacity, caused in part by the World Trade Center Disaster (the “WTC Disaster”), the war in Iraq, other geopolitical events, and more recently the SARS epidemic, have significantly reduced the value of aircraft in the secondary market.

                                                In 2002, the Company recorded a $225 million provision for its airline exposure and charged-off $125 million of its $130 million exposure to a bankrupt airline. During the first quarter, the situation at a bankrupt airline improved while the conditions at another airline engaged in labor negotiations deteriorated. The Company reallocated its reserves to reflect that, with the overall reserves related to airlines increasing modestly.

NONPERFORMING ASSETS

	3/31/03	12/31/02	Change 3/31/03 vs. 12/31/02
	(Dollars in millions)

Category of Loans:
Commercial	$327	$321	$6
Foreign	75	84	(9)
Other	34	34	—
Total Nonperforming Loans	436	439	(3)
Other Real Estate	—	1	(1)
Total Nonperforming Assets	$436	$440	$(4)

Nonperforming Assets Ratio	1.4%	1.4%
Allowance/Nonperforming Loans	190.4	189.1
Allowance/Nonperforming Assets	190.4	188.7

Nonperforming assets totaled $436 million at March 31, 2003, compared with $440 million at December 31, 2002, and $275 million at March 31, 2002. In the first quarter of 2003, paydowns and the sales of nonperforming loans were partially offset by the addition of a $52 million loan to a retailer. The level of nonperforming assets prospectively will depend upon the strength and pace of the U.S. economic recovery.

IMPAIRED LOANS

The table below sets forth information about the Company’s impaired loans. The Company uses the discounted cash flow method as its primary method for valuing its impaired loans:

	3/31/03	12/31/02
	(Dollars in millions)

Impaired Loans with an Allowance	$371	$376
Impaired Loans without an Allowance(1)	40	27
Total Impaired Loans	$411	$403

Allowance for Impaired Loans(2)	$183	$167
Average Balance of Impaired Loans during the Quarter	$407	$343
Interest Income Recognized on Impaired Loans during the Quarter	$1.0	$0.1

(1)               When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

(2)               The allowance for impaired loans is included in the Company’s allowance for credit losses.

ALLOWANCE

The allowance for credit losses was $830 million, or 2.62% of loans at March 31, 2003, compared with $831 million, or 2.65% of loans at December 31, 2002 reflecting stability in credit quality in the first quarter of 2003. During the quarter, credit quality related to certain corporate credits improved which offset a continued decline in credit quality related to airline exposures. The ratio of the allowance to nonperforming assets was 190.4% at March 31, 2003, compared with 188.7% at December 31, 2002. Included in the Company’s allowance for credit losses at March 31, 2003 is an allocated transfer risk reserve related to Argentina of $26 million.

The allowance for credit losses consists of four elements: (1) an allowance for impaired credits (nonaccrual commercial credits over $1 million), (2) an allowance for higher risk rated credits, (3) an allowance for pass rated credits, and (4) an unallocated allowance based on general economic conditions and risk factors in the Company’s individual markets.

The first element—impaired credits—is based on individual analysis of all nonperforming commercial credits over $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their fair value. Fair value is either the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

The second element—higher risk rated credits—is based on the assignment of loss factors for each specific risk category of higher risk credits. The Company rates each credit in its portfolio that exceeds $1 million and assigns the credits to specific risk pools. A potential loss factor is assigned to each pool, and an amount is included in the allowance equal to the product of the amount of the loan in the pool and the risk factor. Reviews of higher risk rated loans are conducted quarterly and the loan’s rating is updated as necessary. The Company prepares a loss migration analysis and compares its actual loss experience to the loss factors on an annual basis to attempt to ensure the accuracy of the loss factors assigned to each pool. Pools of past due consumer loans are included in specific risk categories based on their length of time past due.

The third element—pass rated credits—is based on the Company’s expected loss model. Borrowers are assigned to pools based on their credit ratings. The expected loss for each loan in a pool incorporates the borrower’s credit rating, loss given default rating, estimated exposure at default, and maturity. The credit rating is judgmental and is dependent upon the borrower’s estimated probability of default. The loss given default incorporates a recovery expectation based on historical experience, collateral, and structure. Borrower and loss given default ratings are reviewed semi-annually at minimum and are periodically mapped to third party, including rating agency, default and recovery data bases to ensure ongoing consistency and validity. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. All current consumer loans are included in the pass rated consumer pools.

The fourth element—an unallocated allowance—is based on management’s judgment regarding the following factors:

•                                          Economic conditions including duration of the current economic cycle

•                                          Past experience including recent loss experience

•                                          Credit quality trends

•                                          Collateral values

•                                          Volume, composition, and growth of the loan portfolio

•                                          Specific credits and industry conditions

•                                          Results of bank regulatory and internal credit exams

•                                          Actions by the Federal Reserve Board

•                                          Delay in receipt of information to evaluate loans or confirm existing credit deterioration

•                                          Geopolitical issues and their impact on the economy

Based on an evaluation of these four elements, including individual credits, historical credit losses, and global economic factors, the Company has allocated its allowance for credit losses as follows:

	3/31/03	12/31/02

Domestic
Real Estate	3%	3%
Commercial	75	75
Consumer	1	1
Foreign	9	9
Unallocated	12	12
	100%	100%

Such an allocation is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

DEPOSITS

Total deposits were $56.9 billion at March 31, 2003, compared with $55.4 billion at December 31, 2002. The increase was primarily due to additional deposits from global payment services clients that invested their excess cash positions with the Company. Noninterest-bearing deposits were $13.6 billion at March 31, 2003, compared with $13.3 billion at December 31, 2002. Interest-bearing deposits were $43.3 billion at March 31, 2003, compared with $42.1 billion at December 31, 2002.

WORLD TRADE CENTER DISASTER UPDATE

During the first quarter of 2003, the Company incurred $13 million in expenses associated with interim space, business interruption, and the restoration of facilities, which was offset by an insurance recovery.

The Company is actively engaged in subletting its interim operating facilities. Through March 31, 2003, the Company had terminated or sublet 652,000 square feet and had 648,000 square feet remaining to sublet. The Company’s estimate of its sublease loss as of March 31, 2003 was $299 million. At March 31, 2003, the Company had reserved for approximately 51% of the future costs associated with the subleases. The Company expects the remainder of the costs to be covered by income from subletting these properties.

The financial statement impact of the WTC disaster is shown in the table below:

2003
(In millions)

WTC Expenses	$13
Insurance Recovery	13
Pre-tax Impact	$—

Cumulative Insurance Recovery	$657
Cumulative Cash Advances from Insurance Companies	(400)
Receivable from Insurance Companies at March 31, 2003	$257

Future cash advances will largely relate to the sublease loss and business interruption costs. The Company expects to record modest additional insurance recoveries in 2003 and 2004 as it completes the move of its data centers from interim locations to final locations.

CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are described in the “Notes to Consolidated Financial Statements” under “Summary of Significant Accounting and Reporting Policies” in the Company’s 2002 Annual Report on Form 10-K. Two of the Company’s more critical accounting policies are those related to the allowance for credit losses and to the valuation of derivatives and securities where quoted market prices are not available.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s estimate of probable losses inherent in the Company’s loan portfolio. This evaluation process is subject to numerous estimates and judgments. Probability of default ratings are assigned after analyzing the credit quality of each borrower/counterparty and the Company’s internal rating are consistent with external rating agency default databases. Loss given default ratings are driven by the collateral, structure, and seniority of each individual asset and are consistent with external loss given default/recovery databases. The portion of the allowance related to impaired credits is based on the present value of future cash flows. Changes in the estimates of probability of default, risk ratings, loss given default/recovery rates, and cash flows could have a direct impact on the allocated allowance for loan losses.

The Company’s unallocated allowance is established via a process that begins with estimates of probable loss inherent in the portfolio, based upon the following factors:

•                                          Economic conditions, including duration of the current cycle

•                                          Past experience, including recent loss experience

•                                          Credit quality trends

•                                          Collateral values

•                                          Volume, composition, and growth of the loan portfolio

•                                          Specific credits and industry conditions

•                                          Results of bank regulatory and internal credit exams

•                                          Actions by the Federal Reserve Board

•                                          Delay in receipt of information to evaluate loans or confirm existing credit deterioration

•                                          Geopolitical issues and their impact on the economy

To the extent actual results differ from forecasts or management’s judgment the allowance for credit losses may be greater or less than future charge-offs.

The Company considers it difficult to quantify the impact of changes in forecast on its allowance for credit losses. Nevertheless, the Company believes the following discussion may enable investors to better understand the variables that drive the allowance for credit losses.

One key variable in determining the allowance is management’s judgment in determining the size of the unallocated allowance. At March 31, 2003, the unallocated allowance was 12% of the total allowance. If the unallocated allowance were five percent higher or lower, the allowance would have increased or decreased by $42 million, respectively.

The credit rating assigned to each pass credit is another significant variable in determining the allowance. If each pass credit were rated one grade lower, the allowance would have increased by $91 million, while if each pass credit were rated one grade higher, the allowance would have declined by $72 million.

For non pass rated credits, if the loss given default were 10% higher, the allowance would have increased by $40 million, while if the loss given default were 10% lower, the allowance would have decreased by $46 million.

For impaired credits, if the fair value of the loans were 10% higher or lower, the allowance would have increased or decreased by $23 million, respectively.

VALUATION OF DERIVATIVES AND SECURITIES WHERE QUOTED MARKET PRICES ARE NOT AVAILABLE

When quoted market prices are not available for derivatives and securities values, such values are determined at fair value, which is defined as the value at which positions could be closed out or sold in a transaction with a willing counterparty over a period of time consistent with the Company’s trading or investment strategy. Fair value for these instruments is determined based on discounted cash flow analysis, comparison to similar instruments, and the use of financial models. Financial models use as their basis independently sourced market parameters including, for example, interest rate yield curves, option volatilities, and currency rates. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Model-based pricing uses inputs of observable prices for interest rates, foreign exchange rates, option volatilities and other factors. Models are benchmarked and validated by external parties. The Company’s valuation process takes into consideration factors such as counterparty credit quality, liquidity and concentration concerns. The Company applies judgement in the application of these factors. In addition, the Company must apply judgment when no external parameters exist. Finally, other factors can affect the Company’s estimate of fair value including market dislocations, incorrect model assumptions, and unexpected correlations.

These valuation methods could expose the Company to materially different results should the models used or underlying assumptions be inaccurate. See “Use of Estimates” in the footnote 1 “Summary of Significant Accounting and Reporting Policies” in the Company’s 2002 Annual Report on Form 10-K.

To assist in assessing the impact of a change in valuation, at March 31, 2003, approximately $3.1 billion of the Company’s portfolio of securities and derivatives is not priced based on quoted market prices. A change of 2.5% in the valuation of these securities and derivatives would result in a change in pre-tax income of $78 million.

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the Company’s efforts to maintain flexibility of funding sources under changing market conditions. Stable core deposits, including demand, retail time, and trust deposits from processing businesses, are generated through the Company’s diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity by enabling the Company to issue long-term liabilities with limited exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily sold and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements. Liquidity is managed on both a consolidated basis and also at The Bank of New York Company, Inc. parent company (“Parent”).

On a consolidated basis, non-core sources of funds such as money market rate accounts, certificates of deposits greater than $100,000, federal funds purchased and other borrowings were $14.5 billion and $14.3 billion on an average basis for the first three months of 2003 and 2002. Stable foreign deposits, primarily from the Company’s European based securities servicing business, were $23.9 billion and $25.2 billion for the first three months of 2003 and 2002. Savings and other time deposits were $9.8 billion on a year-to- date average basis at March 31, 2003 compared to $9.7 billion at March 31, 2002. A significant reduction in the Company’s securities businesses would reduce its access to foreign deposits.

The Parent has five major sources of liquidity: dividends from its subsidiaries, a collateralized line of credit with the Bank, the commercial paper market, a revolving credit agreement with third party financial institutions, and access to the capital markets.

At March 31, 2003, the amount of dividends the Bank could pay to the Parent and remain in compliance with federal bank regulatory requirements was $159 million. This dividend capacity would increase in the remainder of 2003 to the extent of net income, less dividends. Nonbank subsidiaries of the Parent have liquid assets of approximately $434 million. These assets could be liquidated and the proceeds delivered by dividend or loan to the Parent.

The Parent has a line of credit with the Bank, which is subject to limits imposed by federal banking law. At March 31, 2003, the Parent could use the subsidiaries’ liquid securities as collateral to allow it to borrow $104 million rather than liquidate the securities and loan or dividend the proceeds to the Parent and remain in compliance with federal banking regulations. The Parent had no borrowings from the Bank at March 31, 2003.

For the quarter ended March 31, 2003, the Parent’s quarterly average commercial paper borrowings were $161 million compared with $235 million in 2002. Commercial paper outstandings were $131 million, $136 million, and $87 million at March 31, 2003, December 31, 2002, and March 31, 2002. At March 31, 2003, the Parent had cash of $518 million compared with cash of $398 million at December 31, 2002 and $429 million at March 31, 2002. Net of commercial paper outstanding, the Parent’s cash position at March 31, 2003 was up $125 million compared with December 31, 2002. The increase was in anticipation of funding the Pershing acquisition.

The Parent has back-up lines of credit of $275 million at financial institutions. This line of credit matures in October 2006. There were no borrowings under the line of credit at March 31, 2003 and March 31, 2002.

The Parent also has the ability to access the capital markets. At May 6, 2003, the Parent has a shelf registration statement with a capacity of $1,347 million of debt, preferred stock, preferred trust securities, or common stock. Access to the capital markets is partially dependent on the Company’s credit ratings, which as of April 30, 2003 were as follows:

	Parent Commercial Paper	Parent Subordinated Long-Term Debt	Parent Senior Long-Term Debt	The Bank of New York Long-Term Deposits
Standard & Poor’s	A-1	A	A+	AA-
Moody’s	P-1	A1	Aa3	Aa2
Fitch	F1+	A+	AA-	AA

The Parent’s major uses of funds are payment of principal and interest on its borrowings, acquisitions, and additional investment in its subsidiaries.

The Parent has approximately $710 million of long-term debt that becomes due in 2003 subsequent to March 31, 2003. In addition, at March 31, 2003, the Parent has the option to call $330 million of subordinated debt in 2003 which it will call and refinance if market conditions are favorable. In the first quarter of 2003, the Company redeemed $195 million of debt. In April 2003, the Company called for redemption $300 million of its 7.05% Series D trust preferred securities as well as $10 million of subordinated debt. The Parent expects to refinance any debt it repays by issuing a combination of trust preferred securities and senior and subordinated debt.

In April 2003, the Parent issued $750 million of extendible securities due in May 2004. Holders of these securities have the option to extend the maturity each month. If the maturity is not extended, the securities become due in one year. See Capital for discussion of changes in common stock, trust preferred securities, and subordinated debt of the Parent.

Double leverage is the ratio of investment in subsidiaries divided by the Company’s consolidated equity plus trust preferred securities. The Company’s double leverage ratio at March 31, 2003 and 2002 was 100.82% and 98.39%. The Company’s target double leverage ratio is a maximum of 120%. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on the Company’s ability to invest in its subsidiaries to expand its businesses.

The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

Earnings and other operating activities used $0.5 billion in cash flows at March 31, 2003, compared with $0.6 billion used by operating activities at March 31, 2002. The changes in cash flows from operations in 2003 and 2002 were principally the result of changes in trading activities and changes in accruals.

In the first quarter of 2003, cash used by investing activities was $1.7 billion as compared to cash provided by investing activities in the first quarter of 2002 of $3.7 billion. In the first quarter of 2003, purchases of securities available-for-sale was a significant use of funds. In the first quarters of 2003 and 2002, cash was used to increase the Company’s investment securities portfolio, which is part of an ongoing strategy to shift the Company’s asset mix from loans towards highly rated investment securities and short-term liquid assets. In 2002, this was offset by reductions in interest bearing deposits in banks and federal funds sold and securities purchased under resale agreements.

In the first quarter of 2003, cash provided by financing activities was $1.9 billion as compared to cash used by financing activities in the first quarter of 2002 of $2.6 billion. The Company used deposits to finance its investing activities in the first quarter of 2003 while in 2002 deposits were a net use of funds. In the first quarter of 2002, financing activities used cash to buy back the Company’s common shares and pay dividends.

CAPITAL RESOURCES

Regulators establish certain levels of capital for bank holding companies and banks, including the Company and The Bank of New York (“the Bank”), in accordance with established quantitative measurements. In order for the Company to maintain its status as a financial holding company, the Bank must qualify as well capitalized. In addition, major bank holding companies such as the Company are expected by the regulators to be well capitalized. As of March 31, 2003 and 2002, the Company and the Bank were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets). If a bank holding company or bank fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed. The Company’s and the Bank’s capital ratios are as follows:

	March 31, 2003		March 31, 2002		Company Targets	Well Capitalized Guidelines	Adequately Capitalized Guidelines

	Company	Bank	Company	Bank
Tier 1*	7.92%	7.92%	8.43%	8.03%	7.75%	6%	4%
Total Capital**	12.72	12.34	12.56	12.03	11.75	10	8
Leverage	6.68	6.63	7.19	6.82	6.50	5	3-5
Tangible Common Equity	5.51	6.27	5.51	6.41	5.25-6.00	N.A.	N.A.

*                                         Tier 1 capital consists, generally, of common equity and certain qualifying preferred stock, less goodwill.

**                                  Total Capital consists of Tier 1 capital plus Tier 2 capital. Tier 2 capital consists, generally, of certain qualifying preferred stock and subordinated debt and a portion of the loan loss allowance.

The following table presents the components of the Company’s risk-based capital at March 31, 2003 and 2002:

	2003	2002
	(in millions)

Common Stock	$6,874	$6,354
Preferred Stock	—	—
Preferred Trust Securities	1,100	1,500
Adjustments:
Intangibles	(2,612)	(2,241)
Securities Valuation Allowance	(179)	(63)
Merchant Banking Investments	(3)	—
Tier 1 Capital	5,180	5,550

Qualifying Unrealized Equity Security Gains	—	26
Qualifying Subordinated Debt	2,330	2,078
Qualifying Allowance for Loan Losses	804	613
Tier 2 Capital	3,134	2,717
Total Risk-based Capital	$8,314	$8,267
Risk-Adjusted Assets	$65,378	$65,828

On May 1, 2003, in connection with the acquisition of Pershing, the Company settled its forward sale of 40 million common shares in exchange for approximately $1 billion. In April 2003, the Company called for redemption its $300 million 7.05% Series D Trust Preferred securities effective June 1, 2003. The Company issued $350 million 5.95% Series F Trust Preferred securities in April 2003. These securities mature on May 1, 2033 and are callable starting May 1, 2008. The Company issued $400 million of subordinated debt in 2003. Through May 5, 2003, the Company issued an additional $55 million of subordinated debt.

The Company expects the Pershing acquisition to reduce its Tangible Common Equity ratio to 4.65% at the June 30, 2003 reporting date. The Company expects this ratio to recover to its targeted range in approximately one year. Other capital ratios will decline comparably. As a result, the Company has suspended the stock buyback program announced in November 2002. The Company has 17 million shares remaining to repurchase under its share buyback programs.

TRADING ACTIVITIES

The fair value and notional amounts of the Company’s financial instruments held for trading purposes at March 31, 2003 and March 31, 2002 are as follows:

	March 31, 2003			1st Quarter 2003 Average
	Notional Amount	Fair Value		Fair Value
Trading Account		Assets	Liabilities	Assets	Liabilities
	(In millions)

Interest Rate Contracts:
Futures and Forward
Contracts	$53,723	$63	$—	$87	$—
Swaps	153,355	1,883	576	1,627	441
Written Options	118,467	—	1,495	—	1,387
Purchased Options	54,614	254	—	225	—
Foreign Exchange Contracts:
Swaps	2,455	—	—	—	—
Written Options	13,205	—	64	—	71
Purchased Options	16,845	72	—	58	—
Commitments to Purchase and Sell Foreign Exchange	51,863	283	324	425	399
Debt Securities	—	5,190	1	5,712	2
Credit Derivatives	1,808	6	2	6	2
Equity Derivatives	—	16	—	23	7
Total Trading Account		$7,767	$2,462	$8,163	$2,309

	March 31, 2002			1st Quarter 2002 Average
	Notional Amount	Fair Value		Fair Value
Trading Account		Assets	Liabilities	Assets	Liabilities
	(In millions)

Interest Rate Contracts:
Futures and Forward
Contracts	$1,922	$—	$—	$27	$—
Swaps	136,416	1,224	647	1,363	671
Written Options	103,842	—	927	—	967
Purchased Options	38,993	124	—	158	—
Foreign Exchange Contracts:
Swaps	1,639	—	—	—	—
Written Options	10,617	—	74	—	21
Purchased Options	13,605	98	—	79	—
Commitments to Purchase and Sell Foreign Exchange	53,514	330	331	452	461
Debt Securities	—	6,532	—	8,750	—
Credit Derivatives	1,969	31	23	26	48
Equity Derivatives	—	18	—	45	22
Total Trading Account		$8,357	$2,002	$10,900	$2,190

The Company’s trading activities are focused on acting as a market maker for the Company’s customers. The risk from these market making activities and from the Company’s own positions is managed by the Company’s traders and limited in total exposure as described below.

The Company manages trading risk through a system of position limits, a value at risk (VAR) methodology, based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by an independent unit on a daily basis. The VAR methodology captures, based on certain assumptions, the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. The VAR model is used to calculate economic capital which is allocated to the business units for computing risk-adjusted performance. As the VAR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management’s assessment of market conditions. Additional stress scenarios based upon historic market events are also tested.

The following table indicates the calculated VAR amounts for the trading portfolio for the periods indicated.

	1st Quarter 2003
	Average	Minimum	Maximum	3/31/03
	(In millions)

Interest Rate	$4.8	$2.3	$11.4	$7.8
Foreign Exchange	0.8	0.5	1.3	0.8
Equity	0.1	—	0.4	—
Diversification	(1.2)	NM	NM	(1.0)
Overall Portfolio	4.5	2.0	11.4	7.6

	1st Quarter 2002
	Average	Minimum	Maximum	3/31/02
	(In millions)

Interest Rate	$5.2	$3.4	$9.2	$5.6
Foreign Exchange	1.0	0.6	2.0	1.2
Equity	—	—	—	—
Diversification	(1.6)	NM	NM	(1.7)
Overall Portfolio	4.6	3.0	8.3	5.1

NM—Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

During the first quarter of 2003, interest rate risk generated approximately 84% of average VAR while foreign exchange accounted for 14% VAR. During the first quarter of 2003, the daily trading loss did not exceed the calculated VAR amounts on any given day.

ASSET/LIABILITY MANAGEMENT

The Company’s asset/liability management activities include lending, investing in securities, accepting deposits, raising money as needed to fund assets, and processing securities and other transactions. The market risks that arise from these activities are interest rate risk, and to a lesser degree, foreign exchange risk. The Company’s primary market risk is exposure to movements in US dollar interest rates. Exposure to movements in foreign currency interest rates also exists, but to a significantly lower degree. The Company actively manages interest rate sensitivity. In addition to gap analysis, the Company uses earnings simulation and discounted cash flow models to identify interest rate exposures.

An earnings simulation model is the primary tool used to assess changes in pre-tax net interest income. The model incorporates management’s assumptions regarding interest rates, balance changes on core deposits, and changes in the prepayment behavior of loans and securities. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Derivative financial instruments used for interest rate risk management purposes are also included in this model.

The Company evaluates the effect on earnings by running various interest rate ramp scenarios up and down from a baseline scenario which assumes no changes in interest rates. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the scenarios over a 12 month measurement period. The measurement of interest rate sensitivity is the percentage change in net interest income as shown in the following table:

	2003	%
	(In millions)

+200 bp Ramp vs. Stable Rate	$(35.2)	(2.2)%
+100 bp Ramp vs. Stable Rate	(16.2)	(1.0)
-50 bp Ramp vs. Stable Rate	(2.3)	(0.1)

These scenarios do not include the strategies that management could employ to limit the impact as interest rate expectations change.

The above table relies on certain critical assumptions including depositors’ behavior related to interest rate fluctuations and the prepayment and extension risk in certain of the Company’s assets. For example, based on the level of interest rates at December 31, 2002, the Company does not believe it would be able to reduce rates on all its deposit products if there are further declines in interest rates. In addition, if interest rates rise, the Company’s portfolio of mortgage related assets would have reduced returns if the owners of the underlying mortgages pay off their mortgages later than anticipated. To the extent that actual behavior is different from that assumed in the models, there could be a change in interest rate sensitivity.

STATISTICAL INFORMATION

THE BANK OF NEW YORK COMPANY, INC.

Average Balances and Rates on a Taxable Equivalent Basis

(Dollars in millions)

	For the three months ended March 31, 2003			For the three months ended March 31, 2002
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

ASSETS

Interest-Bearing Deposits in Banks (primarily foreign)	$4,987	$30	2.40%	$5,221	$35	2.72%
Federal Funds Sold and Securities Purchased Under Resale Agreements	5,003	15	1.24	3,308	14	1.75
Loans
Domestic Offices	19,084	217	4.63	19,355	245	5.14
Foreign Offices	12,888	97	3.04	16,175	138	3.46
Total Loans	31,972	314	3.99	35,530	383	4.38

Securities
U.S. Government Obligations	325	3	3.70	804	11	5.34
U.S. Government Agency Obligations	3,253	34	4.19	2,894	42	5.80
Obligations of States and Political Subdivisions	381	7	6.85	567	9	6.59
Other Securities	14,018	138	3.95	8,524	108	5.04
Trading Securities	5,712	44	3.13	8,751	73	3.39
Total Securities	23,689	226	3.83	21,540	243	4.52

Total Interest-Earning Assets	65,651	585	3.62%	65,599	675	4.17%

Allowance for Credit Losses	(830)			(616)
Cash and Due from Banks	2,811			2,640
Other Assets	12,844			11,984
TOTAL ASSETS	$80,476			$79,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-Bearing Deposits
Money Market Rate Accounts	$7,678	$19	0.99%	$6,920	$23	1.36%
Savings	8,490	18	0.92	8,057	25	1.27
Certificates of Deposit $100,000 & Over	4,726	20	1.75	498	4	3.35
Other Time Deposits	1,272	6	1.82	1,603	10	2.50
Foreign Offices	23,867	83	1.39	25,176	99	1.58
Total Interest-Bearing Deposits	46,033	146	1.29	42,254	161	1.54
Federal Funds Purchased and Securities Sold Under Repurchase Agreements	1,291	3	0.96	2,105	8	1.46
Other Borrowed Funds	788	2	1.34	4,740	28	2.45
Long-Term Debt	5,441	39	2.85	5,026	53	4.25
Total Interest-Bearing Liabilities	53,553	190	1.44%	54,125	250	1.87%

Noninterest-Bearing Deposits	11,353			10,126
Other Liabilities	8,846			9,178
Shareholders’ Equity	6,724			6,178
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$80,476			$79,607
Net Interest Earnings and Interest Rate Spread		$395	2.18%		$425	2.30%
Net Yield on Interest-Earning Assets			2.44%			2.63%

FORWARD LOOKING STATEMENTS

The information presented with respect to, among other things, earnings outlook, projected business growth, the outcome of legal, regulatory and investigatory proceedings, the Company’s plans, objectives and strategies reallocating assets and moving into fee-based businesses, and future loan losses, is forward looking information. Forward looking statements are the Company’s current estimates or expectations of future events or future results.

The Company or its executive officers and directors on behalf of the Company, may from time to time make forward looking statements. When used in this report, any press release or oral statements, the words “estimate,” “forecast,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” “goal,” “should,” “may,” “strategy,” and words of similar meaning are intended to identify forward looking statements in addition to statements specifically identified as forward looking statements.

Forward looking statements, including the Company’s discussions and projections of future results of operations and discussions of future plans contained in Management’s Discussion and Analysis and elsewhere in this Form 10-Q, are based on management’s current expectations and assumptions and are subject to risks and uncertainties, some of which are discussed herein, that could cause actual results to differ materially from projected results. Forward looking statements could be affected by a number of factors that the Company is necessarily unable to predict with accuracy, including disruptions in general economic activity, the economic and other effects of the WTC disaster and the subsequent U.S. military action, lower than expected performance or higher than expected costs in connection with acquisitions and integration of acquired businesses, changes in relationships with customers, the ability to satisfy customer requirements, investor sentiment, variations in management projections, methodologies used by management to evaluate risk or market forecasts and the actions that management could take in response to these changes, management’s ability to achieve efficiency goals, changes in customer credit quality, future changes in interest rates, general credit quality, the levels of economic, capital market, and merger and acquisition activity, consumer behavior, government monetary policy, domestic and foreign legislation, regulation and investigation, competition, credit, market and operating risk, and loan demand, as well as the pace of recovery of the domestic economy, market demand for the Company’s products and services and future global political, economic, business, market, competitive and regulatory conditions. This is not an exhaustive list and as a result of variations in any of these factors actual results may differ materially from any forward looking statements.

Forward looking statements speak only as of the date they are made. The Company will not update forward looking statements to reflect facts, assumptions, circumstances or events which have changed after a forward looking statement was made.

GOVERNMENT MONETARY POLICIES

The Federal Reserve Board has the primary responsibility for United States monetary policy. Its actions, and, to a lesser extent, the actions of monetary policy authorities of other major countries, have an important influence on the demand for credit and investments and the level of interest rates and thus on the earnings of the Company.

COMPETITION

The businesses in which the Company operates are very competitive. Competition is provided by both unregulated and regulated financial services organizations, whose products and services span the local, national, and global markets in which the Company conducts operations.

International, national, and regional commercial banks, trust banks, investment banks, specialized processing companies, outsourcing companies, data processing companies, stock exchanges, and other business firms offer active competition for securities servicing and global payment services. Commercial banks, savings banks, savings and loan associations, and credit unions actively compete for deposits, and money market funds and brokerage houses offer deposit-like services. These institutions, as well as consumer and commercial finance companies, national retail chains, factors, insurance companies and pension trusts, are important competitors for various types of loans. Issuers of commercial paper compete actively for funds and reduce demand for bank loans. In the private client services and asset management markets, international, national, and regional commercial banks, standalone asset management companies, mutual funds, securities brokerage firms, insurance companies, investment counseling firms, and other business firms and individuals actively compete for business.

WEBSITE INFORMATION

The Company makes available, on its website: www.bankofny.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

THE BANK OF NEW YORK COMPANY, INC.

Consolidated Balance Sheet

(Dollars in millions, except per share amounts)

(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Cash and Due from Banks	$4,453	$4,748
Interest-Bearing Deposits in Banks	4,060	5,104
Securities
Held-to-Maturity (fair value of $649 in 2003 and $952 in 2002)	655	954
Available-for-Sale	18,944	17,346
Total Securities	19,599	18,300
Trading Assets at Fair Value	7,767	7,309
Federal Funds Sold and Securities Purchased Under Resale Agreements	2,765	1,385
Loans (less allowance for credit losses of $830 in 2003 and $831 in 2002)	30,905	30,508
Premises and Equipment	977	975
Due from Customers on Acceptances	256	351
Accrued Interest Receivable	244	204
Goodwill	2,540	2,497
Intangible Assets	80	78
Other Assets	5,902	6,105
Total Assets	$79,548	$77,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-Bearing (principally domestic offices)	$13,628	$13,301
Interest-Bearing
Domestic Offices	20,248	19,997
Foreign Offices	23,068	22,089
Total Deposits	56,944	55,387
Federal Funds Purchased and Securities Sold Under Repurchase Agreements	452	636
Trading Liabilities	2,462	2,800
Other Borrowed Funds	998	625
Acceptances Outstanding	258	352
Accrued Taxes and Other Expenses	3,911	4,066
Accrued Interest Payable	115	101
Other Liabilities	1,849	1,473
Long-Term Debt	5,685	5,440
Total Liabilities	72,674	70,880

Shareholders’ Equity
Class A Preferred Stock—par value $2.00 per share, authorized 5,000,000 shares, outstanding 3,000 shares in 2003 and in 2002	—	—
Common Stock—par value $7.50 per share, authorized 2,400,000,000 shares, issued 997,464,621 shares in 2003 and 993,697,297 shares in 2002	7,481	7,453
Additional Capital	848	847
Retained Earnings	4,894	4,736
Accumulated Other Comprehensive Income	122	134
	13,345	13,170
Less: Treasury Stock (266,686,975 shares in 2003 and 267,240,854 shares in 2002), at cost	6,468	6,483
Loan to ESOP (485,533 shares in 2003 and in 2002), at cost	3	3
Total Shareholders’ Equity	6,874	6,684
Total Liabilities and Shareholders’ Equity	$79,548	$77,564

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date.

See accompanying Notes to Consolidated Financial Statements.

THE BANK OF NEW YORK COMPANY, INC.

Consolidated Statements of Income

(In millions, except per share amounts)

(Unaudited)

	For the three months ended March 31,
	2003	2002
Interest Income
Loans	$314	$383
Securities
Taxable	160	141
Exempt from Federal Income Taxes	13	16
	173	157
Deposits in Banks	30	35
Federal Funds Sold and Securities Purchased Under Resale Agreements	15	14
Trading Assets	44	73
Total Interest Income	576	662
Interest Expense
Deposits	146	161
Federal Funds Purchased and Securities Sold Under Repurchase Agreements	3	8
Other Borrowed Funds	2	28
Long-Term Debt	39	53
Total Interest Expense	190	250
Net Interest Income	386	412
Provision for Credit Losses	40	35
Net Interest Income After Provision for Credit Losses	346	377
Noninterest Income
Servicing Fees
Securities	474	453
Global Payment Services	77	73
	551	526
Private Client Services and Asset Management Fees	90	83
Service Charges and Fees	98	83
Foreign Exchange and Other Trading Activities	65	63
Securities Gains	7	31
Other	33	31
Total Noninterest Income	844	817
Noninterest Expense
Salaries and Employee Benefits	423	388
Net Occupancy	58	49
Furniture and Equipment	36	34
Other	222	177
Total Noninterest Expense	739	648
Income Before Income Taxes	451	546
Income Taxes	156	184
Net Income	$295	$362
Per Common Share Data:
Basic Earnings	$0.41	$0.50
Diluted Earnings	0.41	0.50
Cash Dividends Paid	0.19	0.19
Diluted Shares Outstanding	726	730

See accompanying Notes to Consolidated Financial Statements.

THE BANK OF NEW YORK COMPANY, INC.

Consolidated Statement of Changes in Shareholders’ Equity

For the three months ended March 31, 2003 (In millions)

(Unaudited)

Common Stock
Balance, January 1		$7,453
Issuances in Connection with Employee Benefit Plans		28
Balance, March 31		7,481

Additional Capital
Balance, January 1		847
Issuances in Connection with Employee Benefit Plans		1
Balance, March 31		848

Retained Earnings
Balance, January 1		4,736
Net Income	$295	295
Cash Dividends on Common Stock		(137)
Balance, March 31		4,894

Accumulated Other Comprehensive Income
Securities Valuation Allowance
Balance, January 1		155
Change in Fair Value of Securities Available-for-Sale, Net of Taxes of $1 Million	3	3
Reclassification Adjustment, Net of Taxes of $(7) Million	(9)	(9)
Balance, March 31		149

Foreign Currency Items
Balance, January 1		(47)
Foreign Currency Translation Adjustment, Net of Taxes of $(3) Million	(6)	(6)
Balance, March 31		(53)

Unrealized Derivative Gains
Balance, January 1		26
Net Unrealized Derivative Gains on Cash Flow Hedges, Net of Taxes of $— Million	—	—
Balance, March 31		26
Total Comprehensive Income	$283
Less Treasury Stock
Balance, January 1		6,483
Issued		(29)
Acquired		14
Balance, March 31		6,468
Less Loan to ESOP
Balance, January 1		3
Balance, March 31		3
Total Shareholders’ Equity, March 31		$6,874

Comprehensive Income for the three months ended March 31, 2003 and 2002 was $283 million and $288 million.

See accompanying Notes to Consolidated Financial Statements.

THE BANK OF NEW YORK COMPANY, INC.

Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	For the three months ended March 31,
	2003	2002
Operating Activities
Net Income	$295	$362
Adjustments to Determine Net Cash Attributable to Operating Activities
Provision for Losses on Loans and Other Real Estate	40	35
Depreciation and Amortization	89	52
Deferred Income Taxes	106	122
Securities Gains	(7)	(31)
Change in Trading Activities	(871)	(435)
Change in Accruals and Other, Net	(176)	(674)
Net Cash Used by Operating Activities	(524)	(569)

Investing Activities
Change in Interest-Bearing Deposits in Banks	1,070	2,070
Purchases of Securities Held-to-Maturity	—	(50)
Paydowns of Securities Held-to-Maturity	295	20
Maturities of Securities Held-to-Maturity	1	7
Purchases of Securities Available-for-Sale	(7,289)	(5,050)
Sales of Securities Available-for-Sale	985	1,762
Paydowns of Securities Available-for-Sale	1,837	712
Maturities of Securities Available-for-Sale	2,844	1,665
Net Principal Received (Disbursed) on Loans to Customers	(662)	(45)
Sales of Loans and Other Real Estate	233	129
Change in Federal Funds Sold and Securities Purchased Under Resale Agreements	(1,380)	2,769
Purchases of Premises and Equipment	(31)	(92)
Acquisitions, Net of Cash Acquired	(53)	(212)
Proceeds from the Sale of Premises and Equipment	1	—
Other, Net	444	45
Net Cash (Used) Provided by Investing Activities	(1,705)	3,730

Financing Activities
Change in Deposits	1,602	(1,860)
Change in Federal Funds Purchased and Securities Sold Under Repurchase Agreements	(184)	(69)
Change in Other Borrowed Funds	365	(787)
Proceeds from the Issuance of Long-Term Debt	420	375
Repayments of Long-Term Debt	(194)	(35)
Issuance of Common Stock	58	92
Treasury Stock Acquired	(14)	(206)
Cash Dividends Paid	(137)	(137)
Net Cash Provided (Used) by Financing Activities	1,916	(2,627)
Effect of Exchange Rate Changes on Cash	18	32
Change in Cash and Due From Banks	(295)	566
Cash and Due from Banks at Beginning of Period	4,748	3,222
Cash and Due from Banks at End of Period	$4,453	$3,788
Supplemental Disclosure of Cash Flow Information Cash Paid During the Period for:
Interest	$1,015	$272
Income Taxes	212	23
Noncash Investing Activity (Primarily Foreclosure of Real Estate)	—	—

See accompanying Notes to Consolidated Financial Statements.

THE BANK OF NEW YORK COMPANY, INC.

Notes to Consolidated Financial Statements

1.                                      General

The accounting and reporting policies of The Bank of New York Company, Inc., a financial holding company, and its consolidated subsidiaries (the “Company”) conform with generally accepted accounting principles and general practice within the banking industry. Such policies are consistent with those applied in the preparation of the Company’s annual financial statements.

The accompanying consolidated financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made.

2.                                      Accounting Changes and New Accounting Pronouncements

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this pronouncement did not have an impact on the Company’s results of operations or financial condition.

On January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of this pronouncement did not have an impact on the Company’s results of operations or financial condition.

In October 2002, the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions.” This standard eliminates specialized accounting guidance related to certain acquisitions. The adoption of this pronouncement did not have an impact on the Company’s results of operations or financial condition.

The Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation,” in 1995. At the time, as permitted by the standard, the Company elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and accounted for the options granted to employees using the intrinsic value method, under which no expense is recognized for stock options because they were granted at the stock price on the grant date and therefore have no intrinsic value.

Effective January 1, 2003, the Company began accounting for its options under the fair value method of SFAS 123 as amended by SFAS 148 “Accounting for Stock-Based Compensation- Transition and Disclosure”. SFAS 148 permits three different methods of adopting fair value: (1) the prospective method, (2) the modified prospective method, and (3) the retroactive restatement method. Under the prospective method, options issued after January 1, 2003 are expensed while all options granted prior to January 1, 2003 are accounted for under APB 25 using the intrinsic value method. Consistent with industry practice, the Company elected the prospective method of adopting fair value accounting.

During the first quarter of 2003, approximately 18 million options were granted with a weighted average fair value of $5.34 per share. In the first quarter of 2003, the Company recorded $3 million of stock option expense. The Company estimates the stock option expense will approximate $8 million per quarter for the remainder of 2003.

The retroactive restatement method requires the Company’s financial statements to be restated as if fair value accounting had been adopted in 1995. The following table discloses the pro forma effects on the Company’s net income and earnings per share as if the retroactive restatement method had been adopted.

	1st Quarter 2003	1st Quarter 2002
	(In millions, except per share amounts)
Reported net income	$295	$362
Stock based employee compensation costs, using prospective method, net of tax	2	—
Stock based employee compensation costs, using retroactive restatement method, net of tax	(19)	(16)
Pro forma net income	$278	$346
Reported diluted earnings per share	$0.41	$0.50
Impact on diluted earnings per share	(0.02)	(0.02)
Pro forma diluted earnings per share	$0.39	$0.48

The fair value of options granted in 2003 and 2002 were estimated at the grant date using the following weighted average assumptions:

	2003	2002
Dividend yield	3.00%	2.50%
Expected volatility	33.00%	30.00%
Risk free interest rates	2.66%	4.35%
Expected options lives	5	5

In January 2003, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in footnote 8. The adoption of FIN 45 did not have an impact on the Company’s results of operations or financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. This interpretation requires a company that holds variable interest in an entity to consolidate the entity if the company’s interest in the variable interest entities (VIE) is such that the company will absorb a majority of the VIE’s expected losses and/or receives a majority of the entity’s expected residual returns. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. As of December 31, 2002, the Company had variable interests in securitization trusts, which are discussed in footnote 8 of the Company’s 2002 Annual Report. These trusts are qualifying special-purpose entities, which are exempt from the consolidation requirements of FIN 46. The adoption of FIN 46 did not have an impact on the Company’s results of operations or financial condition.

Certain other prior year information has been reclassified to conform its presentation with the 2003 financial statements.

3.                                      Acquisitions and Dispositions

The Company continues to be an active acquirer of securities servicing and asset management businesses.

During the first quarter of 2003, 2 businesses were acquired for the total cost of $32 million, primarily paid in cash. The Company frequently structures its acquisitions with both an initial payment and a later contingent payment tied to post-closing revenue or income growth. The Company records the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable.

Goodwill related to first quarter of 2003 acquisition transactions was $27 million. The tax deductible portion of goodwill for the first quarter of 2003 is $20 million. All of the goodwill was assigned to the Company’s Servicing and Fiduciary Business segment. At March 31, 2003, the Company was liable for potential contingent payments related to acquisitions in the amount of $629 million. During the first quarter of 2003, the Company paid $21 million for contingent payments related to acquisitions made in prior years. The pro forma effect of the 2003 acquisitions is not material to first quarter 2003 net income.

2003

On May 1, 2003, the Company acquired Credit Suisse First Boston’s Pershing unit, headquartered in Jersey City, New Jersey. Pershing is a leading global provider of correspondent clearing services and outsourcing solutions for broker-dealers, asset managers and other financial intermediaries. Pershing has approximately 4,000 employees worldwide at 13 locations in the U.S., Europe and Asia. The Company paid a purchase price of $2 billion in cash, with the premium to book value of $1.355 billion, which may be adjusted upwards by $50 million if certain revenue targets are met in 2003. The Company expects the acquisition to be dilutive to its earnings by approximately $0.02 to $0.03 per share in 2003, some of which will impact the second quarter results, (not including dilution of approximately $0.06 per share from a 2003 integration charge of approximately $65 million of pre-tax restructuring costs associated with the acquisition), and accretive by approximately $0.02 to $0.03 per share in 2004.

In March 2003, the Company signed a definitive agreement to acquire certain assets and liabilities of Capital Resource Financial Services, LLC (CRFS), a Chicago-based provider of commission recapture, transition management and third-party services to plan sponsors and investment managers. This acquisition adds new clients in execution services and improves market coverage in the Chicago area/Midwest. It will be folded into BNY Brokerage, part of BNY Securities Group.

In April 2003, the Company signed a definitive agreement to acquire the corporate trust business of INTRUST Bank, N.A., headquartered in Wichita, Kansas. The transaction involves the transfer of more than 300 bond trust and agency appointments for corporations and municipalities in Kansas and the surrounding states. The transaction is expected to close during the second quarter of 2003.

Two other transactions announced in 2002 closed in early 2003. In January 2003, the Company acquired the back-office clearance and settlement capabilities of Tilney Investment Management through the acquisition of certain assets. This acquisition based in Liverpool, England, expands the Company’s United Kingdom correspondent clearing capability.

In February 2003, the Company acquired the stock of International Fund Administration Ltd. (IFA), a Bermuda-based, alternative investment fund administrator. IFA offers service solutions for alternative investments, including hedge funds, and will offer services to funds domiciled in Bermuda, Cayman Islands, Ireland, Jersey, Luxembourg and the United States.

4.                                      Goodwill and Intangibles

Goodwill by segment for the quarter ended March 31, 2003 is as follows:

	Servicing and Fiduciary Businesses	Corporate Banking	Retail Banking	Financial Markets	Consolidate Total
	(In millions)
Balance as of March 31, 2003	$2,400	$31	$109	$—	$2,540

The Company’s business segments are tested annually for goodwill impairment. The Company completed its initial evaluation of goodwill for impairment and determined that no impairment loss was required.

Intangible Assets

	Gross Carrying Amount	Accumulate Amortization	Net Carrying Amount	Weighted Average Amortizatio Period in Years
	(In millions)
Intangible Assets	$116	$36	$80	10

The aggregate amortization expense of intangibles was $3 million and $2 million for the quarters ended March 31, 2003 and 2002, respectively. Estimated amortization expense for the next five years is as follows:

For the year ended December 31,	Amortization Expense
(In millions)
2003	$13
2004	12
2005	12
2006	11
2007	11

5.                                      Allowance for Credit Losses

The allowance for credit losses is maintained at a level that, in management’s judgment, is adequate to absorb probable losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. Management’s judgment includes the following factors, among others: risks of individual credits; past experience; the volume, composition, and growth of the loan portfolio; and economic conditions.

The Company conducts a quarterly portfolio review to determine the adequacy of its allowance for credit losses. All commercial loans over $1 million are assigned to specific risk categories. Smaller commercial and consumer loans are evaluated on a pooled basis and assigned to specific risk categories. Following this review, senior management of the Company analyzes the results and determines the allowance for credit losses. The Audit and Examining Committee of the Company’s Board of Directors reviews the allowance at the end of each quarter.

The portion of the allowance for credit losses allocated to impaired loans (nonaccrual commercial loans over $1 million) is measured by the difference between their recorded value and fair value. Fair value is the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management’s judgment. Nonaccrual loans are restored to accrual status when principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off and interest accrued is suspended based upon an established delinquency schedule determined by product. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

Transactions in the allowance for credit losses are summarized as follows:

	Three months ended March 31,
	2003	2002
	(In millions)
Balance, Beginning of Period	$831	$616
Charge-Offs	(44)	(37)
Recoveries	3	2
Net Charge-Offs	(41)	(35)
Provision	40	35
Balance, End of Period	$830	$616

6.                                      Capital Transactions

In connection with the acquisition of Pershing on May 1, 2003, the Company settled its forward sale of 40 million common shares in exchange for approximately $1 billion. The Company issued $400 million of subordinated debt in March 2003 and an additional $55 million through May 6, 2003. In April 2003, the Company sold $350 million of 5.95% trust preferred securities and called for redemption its $300 million 7.05% Series D Fund Preferred Securities. At May 6, 2003, the registration statement has a remaining capacity of approximately $1,347 million of debt, preferred stock, preferred trust securities, or common stock.

7.                                      Earnings Per Share

The following table illustrates the computations of basic and diluted earnings per share:

	Three Months Ended March 31,
	2003	2002
	(In millions, except per share amounts)

Net Income(1)	$295	$362

Basic Weighted Average Shares Outstanding	722	722
Shares Issuable on Exercise of Employee Stock Options	4	8
Diluted Weighted Average Shares Outstanding	726	730

Basic Earnings Per Share:	$0.41	$0.50
Diluted Earnings Per Share:	0.41	0.50

(1)                                  Net Income, net income available to common shareholders and diluted net income are the same for all periods presented.

8.                                      Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets. Management does not expect any material losses to result from these matters.

A summary of the notional amount of the Company’s off-balance-sheet credit transactions, net of participations, at March 31, 2003 and December 31, 2002 follows:

Off-Balance-Sheet Credit Risks

	March 31, 2003	December 31, 2002
	(In millions)

Lending Commitments	$38,380	$40,330
Standby Letters of Credit, net	9,992	9,577
Commercial Letters of Credit	1,047	1,052
Securities Lending Indemnifications	151,680	138,264
Standby Bond Purchase Agreements	1,604	2,587

The total potential loss on undrawn commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral. Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. The allowance for credit losses allocated to undrawn commitments at March 31, 2003 and December 31, 2002 was $99 million and $117 million.

In securities lending transactions, the Company generally requires the borrower to provide 102% cash collateral which is monitored on a daily basis, thus reducing credit risk. Security lending transactions are generally entered into only with highly-rated counterparties. At March 31, 2003 and December 31, 2002, securities lending indemnifications were secured by collateral of $153.6 billion and $142.5 billion.

The notional amounts for other off-balance-sheet risks express the dollar volume of the transactions; however, credit risk is much smaller. The Company performs credit reviews and enters into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. The Company enters into offsetting positions to reduce exposure to foreign exchange and interest rate risk.

Standby letters of credit principally support corporate obligations and include $0.8 billion and $0.5 billion that were collateralized with cash and securities at March 31, 2003 and December 31, 2002. At March 31, 2003, approximately $7.0 billion of the standbys will expire within one year, and the balance between one to five years. The allowance for credit losses allocated to letters of credit at March 31, 2003 and December 31, 2002 were $40 million.

At March 31, 2003, the notional amounts and credit exposures for the Company’s credit derivatives Swaps were $1,808 million and $5 million, compared to $1,818 million and $6 million at December 31, 2002.

Other

In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company’s consolidated financial statements. See “Legal Proceedings” under Part 2, Item 1 for further details.

QUARTERLY REPORT ON FORM 10-Q

THE BANK OF NEW YORK COMPANY, INC.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 2003

Commission file number 1-6152

THE BANK OF NEW YORK COMPANY, INC.

Incorporated in the State of New York

I.R.S. Employer Identification No. 13-2614959

Address:                                               One Wall Street

New York, New York 10286

Telephone: (212) 495-1784

As of April 30, 2003, The Bank of New York Company, Inc. had 731,045,928 shares of common stock ($7.50 par value) outstanding.

The Bank of New York Company, Inc. (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

The following sections of the Financial Review set forth in the cross-reference index are incorporated in the Quarterly Report on Form 10-Q.

Cross-reference
PART I	FINANCIAL INFORMATION

Item 1	Financial Statements

Consolidated Balance Sheets as of March 31, 2003 and December 31, 2002

Consolidated Statements of Income for the three months ended March 31, 2003 and 2002

Consolidated Statement of Changes in Shareholders’ Equity for the three months Ended March 31, 2003

Consolidated Statement of Cash Flows for the three months ended March 31, 2003 and 2002

Notes to Consolidated Financial Statements

Consolidated Average Balance Sheet and Net Interest Analysis

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 3	Quantitative and Qualitative Disclosures About Market Risk

ITEM 4. CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART 2. OTHER INFORMATION

Item 1. Legal Proceedings

The Company continues to cooperate with investigations by federal and state law enforcement and bank regulatory authorities. The investigations focus on funds transfer activities in certain accounts at the Bank, principally involving wire transfers from Russian and other sources in Eastern Europe, as well as certain other matters involving the Bank and its affiliates. The funds transfer investigations center around accounts controlled by Peter Berlin, his wife, Lucy Edwards (until discharged in September 1999, an officer of the Bank), and companies and persons associated with them. Berlin and Edwards pled guilty to various federal criminal charges. The Company cannot predict when or on what basis the investigations will conclude or their effect, if any, on the Company.

Two consolidated shareholder derivative actions were filed (one in United States District Court for the Southern District of New York and one in New York Supreme Court, County of New York) against certain current and former directors and officers of the Company and the Bank. Both actions alleged that the defendants breached their fiduciary duties of due care and loyalty by (i) aggressively pursuing business with Russian banks and other business entities without implementing sufficient safeguards, and (ii) failing to supervise properly those responsible for that business. In addition, the federal complaint included allegations that certain current and former officers of the Bank and the Company participated in an improper scheme to transfer cash from Russia to off-shore accounts. The federal district court dismissed the consolidated federal action in November 2001; the Court of Appeals for the Second Circuit affirmed the district court’s dismissal on February 12, 2003.

The parties in the state derivative action reached a settlement of the consolidated action providing for payment of $26.5 million by defendants’ insurance carriers to the Company and requiring the Company and the Bank to undertake certain prophylactic measures. The state court approved the settlement on April 30, 2003.

On October 24, 2000, three alleged shareholders of Inkombank, Morgenthow & Latham, New York International Insurance Group, and Oriental XL Funds, filed an action in the New York Supreme Court, New York County. The complaint alleges that (i) Bank representatives fraudulently induced plaintiffs to maintain their $40 million investment in Inkombank by concealing from the plaintiffs information about Inkombank’s true financial state and the corruptness of Inkombank’s senior management, and (ii) Bank representatives, including senior management, were involved in a complex scheme to loot Inkombank assets. The complaint states a cause of action for fraud, seeks $40 million, interest, costs, attorneys’ fees, and unspecified punitive damages.

On January 22, 2003, the Appellate Division, First Department heard argument on the Court’s denial of the Company and the Bank’s motion to dismiss the Complaint as against them. The parties are awaiting decision. On April 23, 2003, the Appellate Division stayed trial of the action pending its decision on the appeal.

On January 3, 2003, the Company and the Bank filed a motion for summary judgment. That motion has been briefed and argued, and the parties are awaiting decision. The Company believes that the allegations of the Complaint are without merit and intends to defend the action vigorously.

The Company does not expect that any of the foregoing civil actions will have a material impact on the Company’s consolidated financial statements.

General Motors Acceptance Corporation (“GMAC”) has informed the Company of claims it believes entitle it to adjustment of the purchase price it paid to the Company in the 1999 sale of BNY Financial Corporation (“BNYFC”), a factoring and asset-based finance business. These claims assert, among other things, misrepresentations with respect to certain asset valuations and income items.

Although the Company and GMAC are engaged in discussions that could lead to a settlement, it is possible that GMAC will assert claims against the Company if no settlement is reached. The Company believes it has meritorious defenses to GMAC’s potential claims and that a material purchase price adjustment is not warranted, and would vigorously defend its position if GMAC were to proceed against the Company.

The Company’s principal banking subsidiary, The Bank of New York (the “Bank”), is currently a defendant in two civil actions relating to RW Professional Leasing Services Corp. (“RW”), a former customer of a Long Island branch of the Bank. These actions, which arise from the conduct of an alleged fraudulent scheme by RW, allege that the Bank breached certain obligations and engaged in certain misrepresentations. The actions seek damages of approximately $46 million. The Bank believes it has meritorious defenses to these actions. Several federal criminal charges have been filed against RW, certain of its principals and other individuals. The U.S. Attorney’s Office for the Eastern District of New York (the “Office”) has informed the Bank that it and certain of its employees are subjects of the Office’s ongoing investigation relating to RW. The Bank is cooperating fully in that investigation.

In the ordinary course of business, there are various legal claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect on the Company’s consolidated financial statements.

Item 6. Exhibits and Reports on Form 8-K

(a)                                  The exhibits filed as part of this report are as follows:

Exhibit 12—Statement Re: Ratio of Earnings to Fixed Charges for the Three Months Ended March 31, 2003 and 2002.

3(a) Restated Certificate of Incorporation of the registrant incorporated by reference to Exhibit 4 to the registrant’s Registration Statement on Form S-3 filed June 7, 2001 (File No. 333-62516, 333-62516-01, 333-62516-02, 333-62516- 03 and 333-62516-04)

3(b) By-laws of the registrant, incorporated by reference to Exhibit 4.4 to the registrant’s Registration Statement on Form S-3 filed February 6, 2003 (File No. 333-103003, 333-103003-01, 333-103003-02, 333-103003-03, 333-103003- 04)

(b)                                 The Company filed the following reports on Form 8-K since December 31, 2002:

On January 8, 2003: the Company filed a Form 8-K Current report (Item 5 and 9), which report included a press release dated January 8, 2003 announcing the acquisition of Pershing unit of Credit Suisse First Boston and slides from the webcast presentation discussing the details of the acquisition of Pershing unit of Credit Suisse First Boston presented on January 8, 2003.

On January 22, 2003: the Company filed a Form 8-K Current report (Item 5 and 9), which report included unaudited interim financial information and accompanying discussion for the fourth quarter of 2002 contained in the Company’s press release dated January 22, 2003.

On January 30, 2003: the Company filed a Form 8-K Current report dated January 23, 2003 (Item 5 and 7), which report included three exhibits in connection with the Registration Statement on Form S-3 (File Nos. 333-89586, 333-89586-01, 333-89586-02, 333-89586-03, 333-89586-04) covering 40,000,000 shares of the Company’s Common Stock, par value $7.50 per share. The exhibits consist of the Pricing agreement dated January 23, 2003; the Confirmation, dated January 23, 2003, among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International acting as agent for the parties, and the Confirmation, dated January 23, 2003, among the Company, Credit Suisse First Boston LLC and Credit Suisse First Boston International acting as agent for the parties.

On March 12, 2003: the Company filed a Form 8-K Current report dated March 7, 2003 (Item 5 and 7), which report included four exhibits in connection with the Registration Statement on Form S-3 (File Nos. 333-103003, 333-103003-01, 333-103003-02, 333-103003-03, and 333-103003-04) covering the Company’s 3.40% Fixed Rate/Floating Rate Senior Subordinated Notes due 2013, issuable under an Indenture, dated as of October 1, 1993 between the Company and J.P. Morgan Trust Company, National Association. The exhibits consist of the Pricing agreement dated March 7, 2003; the Form of Note; an Officers’ Certificate pursuant to Sections 201 and 301 of the Indenture; and the opinion of counsel as to the legality of the Notes.

On March 17, 2003: the Company filed a Form 8-K Current report (Item 9), which report included the certifications required by the Securities and Exchange Commission pursuant to 18 U.S.C. Section 1350.

On April 1, 2003: the Company filed a Form 8-K Current report dated March 28, 2003 (Item 5 and 7), which report included ten exhibits in connection with the Registration Statement on Form S-3 (File Nos. 333-103003, 333-103003-01, 333-103003-02, 333-103003-03, and 333-103003-04) covering the Company’s Senior Subordinated Medium-Term Notes, Series F and Senior Medium-Term Notes Series E, issuable under an Indenture, dated as of October 1, 1993 between the Company and J.P. Morgan Trust Company. The exhibits consist of the Distribution Agreement dated June 26, 2002; Distribution Agreement dated March 28, 2003; the Form of the Company’s Global Medium Term Fixed Rate Note; the Form of the Company’s Global Medium Term Floating Rate Note; Officers’ Certificates pursuant to Sections 201 and 301 of the Indenture; the opinion of counsel as to the legality of the Notes; and the consent of counsel.

On April 16, 2003: the Company filed a Form 8-K Current report (Item 5, 7 and 12), which report included unaudited interim financial information and accompanying discussion for the first quarter of 2003 contained in the Company’s press release dated April 16, 2003 and the definitive agreement between Credit Suisse First Boston (USA), Inc. and The Bank of New York Company, Inc. for the acquisition of the Pershing unit of Credit Suisse First Boston (USA), Inc.

On May 2, 2003: the Company filed a Form 8-K Current Report (Items 5 and 7), which report included eight exhibits in connection with the issuance on April 30, 2003, by BNY Capital V, a Delaware statutory business trust (the “Trust”) of 14,000,000 of its 5.95% Preferred Securities, Series F, in a public offering registered under the Securities Act of 1933, as amended (Registration Statement Nos. 333-103003, 333-103003-01, 333-103003-02, 333- 103003-03, 333-103003-04). The exhibits consist of the Pricing Agreement dated April 22, 2003; a letter agreement amending the Pricing Agreement; the Junior Subordinated Indenture with Bank One, National Association, the Form of Junior Subordinated Debt Security; the Amended and Restated Trust Agreement; the form of 5.95% Preferred Securities, Series F, of BNY Capital V; the Guarantee Agreement; and, the Agreement as to Expenses and Liabilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF NEW YORK COMPANY, INC.
(Registrant)

Date: May 13, 2003	By:	/s/ Thomas J. Mastro
	Name:	Thomas J. Mastro
	Title:	Comptroller

CERTIFICATIONS

CERTIFICATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

I, Thomas A. Renyi, certify that:

1.                                       I have reviewed this quarterly report on Form 10-Q of The Bank of New York Company, Inc.(the “registrant”);

2.                                       Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)                                  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)                                 Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)                                  Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)                                  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ THOMAS A. RENYI
Thomas A. Renyi
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Bruce W. Van Saun, certify that:

1.                                       I have reviewed this quarterly report on Form 10-Q of The Bank of New York Company, Inc.(the “registrant”);

2.                                       Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)                                  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)                                 Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)                                  Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)                                  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ BRUCE W. VAN SAUN
Bruce W. Van Saun
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
12	Ratio of Earnings to Fixed Charges for the Three Months Ended March 31, 2003 and 2002.

EXHIBIT 12

THE BANK OF NEW YORK COMPANY, INC.

Ratios of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended March 31,
	2003		2002

EARNINGS
Income Before Income Taxes	$451		$546
Fixed Charges, Excluding Interest on Deposits	54		98
Income Before Income Taxes and Fixed Charges Excluding Interest on Deposits	505		644
Interest on Deposits	146		161
Income Before Income Taxes and Fixed Charges, Including Interest on Deposits	$651		$805

FIXED CHARGES
Interest Expense, Excluding Interest on Deposits	$44		$89
One-Third Net Rental Expense*	10		9
Total Fixed Charges, Excluding Interest on Deposits	54		98
Interest on Deposits	146		161
Total Fixed Charges, Including Interest on Deposits	$200		$259

EARNINGS TO FIXED CHARGES RATIOS

Excluding Interest on Deposits	9.35	x	6.57	x
Including Interest on Deposits	3.26		3.11

*                                         The proportion deemed representative of the interest factor.